FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities.  ANY future offers to sell securities will be made only in certain jurisdictions and only following approval by relevant regulators

FOR IMMEDIATE RELEASE

NBG agrees to acquire a controlling shareholding in Finansbank and intends to undertake a rights offering to finance part of the acquisition

“Creating the leading Southeast European banking group”

The key features of the transaction are:

•                  NBG has agreed to acquire from FIBA Holding and its affiliates a 46.0% interest (437 million Tradeable Shares1) in the Ordinary Shares of Finansbank and 100.0% (100 shares) of the Founder Shares for a total consideration of USD 2,774 million (TRY 3,737 million, EUR 2,291 million) of which USD 451 million (TRY 607 million, EUR 372 million) relates to the Founder Shares and USD 2,323 million (TRY 3,129 million, EUR 1,918 million) relates to the Ordinary Shares2.

•                  The combination of Greece’s largest bank with one of Turkey’s leading mid-market banks creates the leading Southeast European banking group, with a presence in six countries outside Greece.  The complementary geographic fit diversifies NBG’s footprint into the high growth Turkish market.

•                  At the agreed purchase price of TRY 7.16 per Tradeable Share and the agreed purchase price for Founder Shares, this represents a price of 3.6x 2005 year end pro-forma consolidated book value3 and 17.8x pro forma 2005 earnings4.  The price paid for the Tradeable Shares is in line with the one month and three month volume weighted average price of the Finansbank shares traded on the Istanbul Stock Exchange.

•                  NBG intends to launch a Mandatory Offer (the “Mandatory Offer”) for the remaining Ordinary Shares held by the minority shareholders of Finansbank in the second half of 2006 following receipt of the required regulatory approvals and its acquisition of the Founder Shares and the 46.0% interest in the Ordinary Shares.  If NBG acquires less than a 4.01% additional stake (38 million Tradeable Shares) of the Ordinary Shares through the Mandatory Offer, FIBA Holding and its affiliates have agreed to sell to NBG sufficient Ordinary Shares such that NBG will achieve a 50.01% ownership position in Finansbank upon completion of the Mandatory Offer.

1                    Each Finansbank share trading on the Istanbul Stock Exchange comprises 10 ordinary shares. Therefore, there is a total of 9,500,000,000 ordinary shares which translates into 950,000,000 tradeable share units.

2                    Exchange rates used throughout the document: as at 31 March 2006 - EUR 1.00 = TRY 1.6311, USD 1.00 = TRY 1.3470, EUR 1.00 = USD 1.2109; as at 31 December 2005 - EUR 1.00 = TRY 1.5942, USD 1.00 =  TRY 1.3515. As Finansbank’s IFRS financial statements are prepared in accordance with hyperinflation accounting (i.e. are stated in the purchasing power parity as at the end of 2005), both balance sheet and profit and loss items are translated into EUR at the end-year exchange rate.

3                    Calculated as the implied purchase price for 100.0% of Finansbank (including the Founder Shares) of TRY 7,410 million (EUR 4,543 million) divided by the IFRS year end 2005 book value of TRY 1,622 million (EUR 1,017 million) pro forma for the gain on sale of TRY 417 million (EUR 255 million) of certain international businesses which will occur immediately prior to closing.

4                    Calculated as the implied purchase price for 100% of Finansbank (including Founder Shares) of TRY 7,410 million (EUR 4,543 million) less the TRY 781 million (EUR 479 million) proceeds from the sale of certain international businesses which will occur immediately prior to closing, divided by the pro forma 2005 earnings (unaudited) of Finansbank which exclude the earnings of these international businesses.

•                  FIBA Holding will retain a residual stake of 9.7% (92 million Tradeable Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50.01% stake in Finansbank upon completion of the transaction.  This residual stake will be subject to put and call arrangements with FIBA Holding starting in 2008 for two years, including a performance-based option price.

•                  An ongoing minority ownership and role as Chairman of Finansbank by Mr. Hüsnü Özyein, the founder and current Chairman of Finansbank, will provide continuity of leadership.  In addition, the management team of Finansbank will continue to manage Finansbank post the completion of this transaction.

•                  At closing, expected to occur in mid-July, FIBA Holding will purchase from Finansbank its International Operations (excluding Malta) for a purchase price of USD 580 million (EUR 479 million).  An international accounting firm has provided an opinion to the board of Finansbank on the fairness of the purchase price.  For the year ended and as at 31 December 2005, net profit for the International Operations is estimated5 at TRY 114 million (EUR 72 million) and shareholders’ equity was TRY 364 million (EUR 223 million).  Finansbank is expected to realise a pre-tax gain on sale of the International Operations of TRY 417 million (EUR 255 million) in the second quarter of 2006, which will remain with Finansbank at closing.

•                  NBG intends to launch a rights offering observing the pre-emption rights for existing shareholders (the “Rights Offering”) to assist in the financing of the transaction.  The Rights Offering will be for up to EUR 3.0 billion which may also be used in part to finance other acquisitions in the region.  The Rights Offering is expected to be launched in June 2006 subject to the approval of shareholders at a general meeting.  NBG has received a pre-underwriting commitment in respect of the full amount of the Rights Offering from a group of international banks.

•                  Subject to applicable regulatory consents and NBG shareholder approval in respect of the Rights Offering, the overall transaction is expected to be finalised following completion of the Mandatory Tender Offer to minority shareholders in Finansbank during the third quarter of 2006.

1.              Transaction Rationale

The combination of NBG and Finansbank is strategically and financially attractive for NBG.  Since 2000, NBG has steadily built up a strong presence in the region, through acquisitions and greenfield start-ups. Its Southeastern Europe (“SEE”) regional strategy aims at diversifying its operations and enlarging its footprint to cover a region with attractive economic prospects.  The combination with Finansbank will create the leading banking group in the dynamic economies of SEE, with a presence in six countries in the region outside Greece:

•                  Banking operations in Greece, Turkey, Albania, Bulgaria, F.Y.R.O.M, Romania and Serbia.

•                  Total assets of EUR 68.6 billion, customer loans of EUR 35.9 billion and customer deposits of EUR 47.2 billion as at 31 December 2005.

5 Calculated as the difference between the IFRS group net income of TRY 489 million (EUR 306 million) and IFRS pro-forma consolidated (unaudited) net income of TRY 374 million (EUR 235 million).

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•                  Over 10 million customers, serviced through a combined branch network of 1,030 branches.

The Turkish banking sector is expected to be one of the most dynamic banking sectors in Europe benefiting from: a population of 70 million people; a 2005 nominal GDP of EUR 295 billion; a reformed and well regulated banking sector underpinned by strong macroeconomic reforms; and low banking sector penetration rates relative to Western European benchmarks.

With its strong mid-market position in Turkey, recognised strengths in retail and SME banking, high ROEs and a highly regarded management team, Finansbank represents a strong partner for NBG in the Turkish market.  The controlling interest in Finansbank is being acquired on attractive financial terms:

•                  Expected to be EPS accretive after closing;

•                  An acquired 2005 P/E multiple of 17.8x which compares with the equivalent 2005 P/E multiple for NBG of 18.0x; and

•                  Material future synergy potential, particularly in respect of the opportunity to optimise Finansbank’s funding structure given both the stronger credit ratings of NBG and NBG’s customer deposit-to-customer loan surplus.

Commenting on the transaction, Mr Takis Arapoglou, Chairman & Chief Executive Officer of NBG said:

“This is a historic moment for NBG as it takes this transformational step to becoming the leading international banking group in the Southeastern European region.  The addition of such a high quality business and management team strengthens us enormously”.

Commenting on the transaction, Mr Hüsnü Özyein, Founder and Chairman of Finansbank said:

“It gives us great pride that Finansbank, with its unique approach to banking is recognized by an international bank and as a demonstration of this faith the executive management team of Finansbank is requested to continue in their current positions. Our new partner will further expand the scope of our stakeholders and customers, especially with its strong presence in the Southeastern European region”.

2.              Details of The Transaction

NBG has agreed to acquire from FIBA Holding and its affiliates, a 46.0% interest (437 million shares) in the Ordinary Shares of Finansbank and 100.0% (100 shares) of the Founder Shares for USD 2,774 million (EUR 2,291 million) of which USD 2,323 million (EUR 1,918 million) relates to the Ordinary Shares and USD 451 million (EUR 372 million) relates to the Founder Shares.

Upon receipt of the necessary regulatory approvals and after completion of the initial acquisition of 100.0% of the Founder Shares and 46.0% of the Ordinary Shares, NBG intends to launch a Mandatory Offer for the remaining 44.3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding.  If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90.3% (858 million Tradeable Shares).  If NBG acquires less than a 4.01% additional stake

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(38 million Tradeable Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50.01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer.

FIBA Holding will retain a residual stake of 9.7% (92 million Tradeable Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50.01% stake in Finansbank upon completion of the transaction.  This residual stake will be subject to put and call arrangements with FIBA Holding for two years from the second anniversary of the closing of the acquisition of the initial share purchase from FIBA Holding, including a performance based option price.

NBG expects to incur pre-tax fees and costs associated with the transaction and the subsequent rights offering of approximately EUR 75 million.  These costs are expected to be all incurred during the 2006 financial year.

3.              Synergies

NBG expects material synergies to arise from the acquisition over the medium term. The principal sources of such synergies are expected to arise from:

•             The wholesale funding advantages for Finansbank, as part of an overall more strongly rated group. Finansbank’s long term credit ratings are B1 by Moody’s and BB- by Fitch. This compares to the long term credit ratings of A2 by Moody’s, A- by Fitch and BBB+ by Standard & Poor’s for NBG.

•             As at 31 December 2005, NBG has a customer loans-to-deposits ratio of 70.6% versus an equivalent ratio of 137% at Finansbank.  NBG therefore expects to achieve material interest cost synergies through the use of its EUR-denominated deposit surplus to fund Finansbank’s high loan growth.

•             Optimisation of the combined group capital structure, with Finansbank benefiting from the economic risk capital diversification benefits of belonging to a well rated and diversified international banking group.

•             Shared best practice between the two banks, with NBG’s recognised strengths in mortgages, insurance and asset management, and Finansbank’s strengths in credit cards and SME banking.

•             Optimisation of the SEE cost base in areas such as back office processing and IT.

4.              Sale of International Operations

At closing, FIBA Holding will puorchase from Finansbank the following international operations (together the International Operations) for a purchase price of USD 580 million (EUR 479 million):

•                      41.8% of Finansbank Romania S.A.; and

•                      100.0% of Finans International Holding N.V., which comprises subsidiaries in Russia, Switzerland, the Netherlands and a 40% interest in Finansbank Romania SA.

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Finansbank will retain ownership of Finansbank Malta Ltd., a corporate banking business used to support Finansbank’s Turkish banking operations

For the year ended and as at 31 December 2005, the net profit after tax for the International Operations was TRY 114 million (EUR 72 million) and the book value was TRY 364 million (EUR 223 million).  Finansbank is expected to realise a gain on sale of the International Operations of TRY 417 million (EUR 255 million) in the second quarter 2006, which will remain with Finansbank at closing.  Finansbank’s Board of Directors has received a fairness opinion from an independent international accounting firm on the value of the International Operations.

5.              Rights Issue

As at 31 December 2005, NBG had a core tier I ratio of 8.9% and a tier I ratio of 12.3%. Pro forma for the anticipated sale of Atlantic Bank, NBG has a core tier I ratio of 9.9%.  NBG intends to undertake a rights issue for up to EUR 3.0 billion as part of the financing for the transaction.  The Board of Directors of NBG has called for an EGM to approve the Rights Offering.

The proposed Rights Offering structure is as follows:

Offering Type:	Rights Offering

Securities Offered:	Newly issued NBG ordinary shares offered in subscription to NBG ordinary shareholders

Offer Size:	Up to EUR 3.0 billion

Subscription Rights:	Granted and traded on the Athens Stock Exchange

Listing of Rights:	Athens Stock Exchange

NBG Lock-up:	180 days

NBG has received a pre-underwriting commitment in respect of the full amount of the Rights Offering from a group of international banks.

6.              Timetable & Required Approvals

The transaction is expected to close in July, after having obtained all the necessary approvals. Following the closing, NBG will launch a Mandatory Offer for the remaining minority shareholders.  Completion of the Mandatory Offer is expected around October 2006.

The General Meeting for NBG shareholders to approve the Rights Offering is expected in May, and the subscription period is expected to start in June.  The new shares would be expected to start trading during July.

The transaction will be subject to customary approvals from the Turkish Banking Regulator (BRSA), together with certain other regulatory approvals including the consent of the Bank of

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Greece.  The necessary approvals are expected within approximately two months of signing.  Also the Mandatory Offer will involve filing of documentation with Turkey’s Capital Markets Board (“CMB”).  The CMB will approve the tender offer price and related documentation.

NBG has obtained all relevant board approvals to proceed with the acquisition of the controlling shareholding and the Rights Offering.  NBG will not require shareholder approval for the transaction, while it will need shareholder approval for the Rights Offering in connection with the transaction.

7.              Advisors

Credit Suisse and Goldman Sachs are acting as joint financial advisors to NBG.  Freshfields Bruckhaus Deringer and Pekin & Bayar are acting as legal counsel to NBG.

Morgan Stanley is acting as financial advisor to FIBA Holding and its affiliates.  Verdi ve Yazici is acting as legal counsel to FIBA Holding.

It is intended that there will be a conference call for investors and analysts with details to be notified shortly.

Enquiries / Contacts:

National Bank of Greece Mr. Paul Mylonas +30 210 334 1521 Chief Economist and Chief of Strategy Head of Investor Relations	Finansbank Murat Borekci Head of Investor Relations +90 212 318 5983 murat.borekci@finansbank.com.tr

This press release contains certain forward-looking statements. Such statements can be generally identified by the use of terms such as “believes”, “expects”, “may”, “will” “should”, “would”,” could”, “plans”, “anticipates” and comparable terms and the negatives of such terms.  By their nature, forward-looking statements involve risk and uncertainty and the factors described in the context of forward- looking statements in this press release could cause actual results and developments to differ materially from those expressed in or implied by such forward- looking statements.  NBG and Finansbank have based these forward looking statements on their current expectations and projections about future events.  These forward-looking statements are subject to risks, uncertainties and assumptions about the transaction or any potential benefits arising from the transaction, including among other things, securing necessary regulatory approvals, changing business or market conditions,the prospects for growth of Finansbank anticipated by the management of Finansbank and NBG and any potential synergies resulting from the integration of the activities of NBG and Finansbank.  NBG and Finansbank undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward looking statements contained in this press release may not occur.  Any statement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.  Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

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NATIONAL BANK OF GREECE S.A.

National Bank of Greece announces that on 31 March 2006 Minister of Development resolution No. K2-4813 approving the merger through absorption of National Real Estate S.A. by National Bank of Greece S.A., as resolved by the extraordinary meetings of the two entities’ shareholders held, respectively, on 29 December 2005 and 3 February 2006, was entered in the Register of Societes Anonymes.

The beneficiaries of the new shares arising from the merger will be owners of shares in the absorbed entity as at the close of the Athens Exchange at 31 March 2006.

The share exchange ratio of the merging entities is as follows: a) shareholders of National Real Estate S.A. will exchange 15 shares for 2 new common registered shares of National Bank of Greece S.A. of a par value of €5.00 each, b) following completion of the merger, the shareholders of the Absorbing Entity will continue to own the same number of shares in the Absorbing Entity as prior to the merger, though at a new par value of €5.00 each.

Subsequent to the merger, the share capital of National Bank of Greece S.A. amounts to €1,696,347,060 divided into 339,269,412 common registered shares of a par value of €5.00 each.

The date of commencement of trading on the ATHEX of the new shares arising from the merger will be disclosed by the company in a forthcoming announcement.

The Prospectus on the merger was submitted to the board of the Capital Market Commission on 30 March 2006, and is available to the public as of 31 March 2006 at the ATHEX and at National Bank of Greece, Aiolou 93 (Megaro Mela), Athens. The Prospectus can also be viewed on the ATHEX website at www.ase.gr and the Bank’s website at www.nbg.gr

For further information, shareholders are requested to contact NBG’s Shareholder Services during office hours, at tel: +30 2103343411 (Mr M. Frousios).

Athens, 31 March, 2006

NATIONAL BANK OF GREECE S.A.

PROSPECTUS Art. 4, Law 3401/2005

ON THE INCREASE IN THE SHARE CAPITAL OF NATIONAL BANK OF GREECE S.A. DUE TO MERGER BY ABSORPTION OF NATIONAL REAL ESTATE S.A.

DECISIONS OF THE GENERAL MEETINGS OF SHAREHOLDERS OF

NATIONAL BANK OF GREECE S.A.

2nd REPEAT GENERAL MEETING OF SHAREHOLDERS OF 3 FEBRUARY 2006

AND

NATIONAL REAL ESTATE S.A.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF 29 DECEMBER 2005

THE BOARD OF THE CAPITAL MARKET COMMISSION HAS BEEN APPRISED OF THE CONTENTS HEREIN

30 MARCH 2006

TABLE OF CONTENTS

1	MERGER THROUGH ABSORPTION OF NATIONAL REAL ESTATE S.A BY NATIONAL BANK OF GREECE S.A.
2	RISK FACTORS
2.1	Risks associated with NBG
2.2	The Bank faces increased competition in the domestic market
2.3	Risks associated with the banking supervisory framework
2.4	Risks relating to NBG’s share price on the Athens stock exchange (ATHEX)
3	THE PROSPECTUS
3.1	Signatories
3.2	Certified auditors
3.3	Tax audits
	3.3.1	Tax audits of companies included in the consolidated financial statements
	3.3.2	Document referral
	3.3.3	Documents available to the public
3.4	Selected financial data
3.5	Information on NBG
3.6	Investments
	3.6.1	Investments in the period 2003-2005
	3.6.2	Investments in shareholdings
	3.6.3	Strategy for operational upgrade
3.7	Overview of business activities
	3.7.1	Retail banking
	3.7.2	Business lending
	3.7.3	Asset management
	3.7.4	Investment banking
	3.7.5	International activities
	3.7.6	Other activities of the Group
3.8	New products and services
	3.8.1	Branch network
	3.8.2	Geographical distribution of income
	3.8.3	Income breakdown by business segment
3.9	Group structure
3.10	Real estate, facilities, equipment
	3.10.1	Fixed assets
	3.10.2	Investments in fixed assets
3.11	Profit projections and estimations
3.12		Management structure, supervisory bodies and members of senior management
	3.12.1	The Board of Directors and senior management
	3.12.2	Administrative and supervisory bodies of the Bank
	3.12.3	Representations of members of management, administrative and supervisory bodies, and of senior management
	3.12.4	Conflict of interest
3.13	Remuneration
3.14	Corporate governance
3.15	Employees
3.16	Principal shareholders
3.17	Transactions with affiliates
	3.17.1	Intercompany transactions as at 31 December 2005
3.18	NBG financial data

	3.18.1	NBG’s financial data for the years 2002-2004
	3.18.2	Summary of differences between IFRS and Greek GAAP
	3.18.3	Annual financial statements under IFRS at 31 December 2005
	3.18.4	Credit ratings
	3.18.5	Capital adequacy
	3.18.6	Dividend policy
	3.18.7	Litigation
3.19	Additional information
	3.19.1	Share capital
	3.19.2	Establishment and articles of association
	3.19.3	Regulatory framework
3.20	Significant contractual agreements
3.21	Information regarding shareholdings
4	INFORMATION REGARDING THE ABSORBED ENTITY (NATIONAL REAL ESTATE)
4.1	4.1 General information on the Group
INFORMATION REGARDING THE SHARES
4.2	Description of the merger
	4.2.1	General information
	4.2.2	Conversion Balance Sheet – Book Value Report
	4.2.3	Terms of the merger
	4.2.4	Valuation method report – Determination of the exchange ratio – Opinion vis-à-vis the fair and reasonable share exchange ratio
	4.2.5	Reasons for the merger
4.3	Cessation of trading of the NRE share
	4.3.1	Anticipated merger schedule
	4.3.2	Issue costs
4.4	Adjustment of share price
4.5	Shareholders’ rights
4.6	Taxation of Dividends

1                      MERGER THROUGH ABSORPTION OF NATIONAL REAL ESTATE S.A BY NATIONAL BANK OF GREECE S.A.

The present document as per Article 4, par. 2d, of Law 3401/2005 (hereinafter “the Document”), has been drafted for and provides information on the merger through absorption of National Real Estate S.A. (hereinafter “NRE”, or “the Absorbed Entity”) by National Bank of Greece S.A. (hereinafter “the Bank”, “NBG” or “the Absorbing Entity”). Prior to the merger, NBG participated in the share capital of NRE with a 79.6% shareholding.

The merger is effected according to the provisions of Articles 68 par. 2 and 69-77 of Companies’ Act 2190/1920 and the provisions of Articles 1-5 of Law 2166/1993 and Article 16 of Law 2515/1997, as amended, with consolidation of the assets and liabilities of the merging entities, as set out in the conversion balance sheets at 31 July 2005.

The reasons underlying NBG’s and NRE’s boards’ decision to merge the two entities are set out in the Report drawn up by the Board of NBG, as per article 69 par. 4 of the Companies’ Act 2190/20, and submitted to the GMS, which approved the merger.

According to the Board’s report, the benefits arising from the merger are as follows:

•                  The merger of the two entities represents a further step in the Group’s efforts to enhance its overall structure and adapt to the developing conditions and requirements of the international and domestic markets.

•                  Benefits will arise from the integrated and more efficient management of the aggregate equity portfolio within the context of a uniform risk and investment management strategy.

•                  The cost of observing auditing and operational obligations for a public limited company is reduced, given the streamlining of the boards of directors, investment committees, General Meetings, publication of financial statements, advertising and promotion expenses, and fees for external and internal auditors. Also, NBG’s activities in the spheres of fund management will be strengthened via the consolidation of NRE’s portfolio with that of the Bank.

•                  The Bank’s activities in the sphere of real estate management will be strengthened thanks to the consolidation of the real estate portfolio of the two entities.

•                  With the exchange of their shares for those of the Absorbing Entity, the shareholders of the Absorbed Entity will benefit from the dispersion, the high marketability, and the anticipated returns of the Absorbing Entity’s share.

Pursuant to the share ratio approved by the General Meetings of Shareholders of the merging companies, for NBG shareholders the share exchange ratio will be 1:1. That is, each shareholder of NBG will exchange one common registered voting share with a par value of €4.80 for one new registered voting share of the Absorbing Entity with a par value of €5.00. The corresponding exchange ratio for the shareholders of NRE is 15:2. Each shareholder of NRE will exchange 15 registered shares with a nominal value of €1.00 for 2 new registered shares of the Absorbing Entity at a nominal value of €5.00 each. It is noted that the Absorbing Entity’s 79.60% holding in the share capital of the Absorbed Entity is extinguished by amalgamation and the Absorbing Entity shall not issue new shares corresponding to the said holding.

In order to ascertain the fairness and reasonableness of the share exchange ratio proposed by the Boards of the merging companies, as per Article 327 of the Regulation, as in force until 28 November 2005, of the Athens Exchange (hereinafter “ATHEX”), the NBG’s Board of Directors requested independent auditors PriceWaterhouseCoopers S.A to determine NBG’s aggregate value and comparative valuation, on the basis of internationally accepted valuation methods. Similarly, the Board of NRE requested independent auditors KPMG Kyriakou S.A. to carry out the same task for NRE. The fairness and reasonableness of the share exchange ratio were determined for the account of NBG by chartered auditor Kyriakos Riris (Reg. No 12111) of PriceWaterhouseCoopers S.A., Kifissias 250-254, 15231 Chalandri, and for the account of NRE by chartered auditor Nikolaos Vouniseas (Reg. No 18101) of KPMG Kyriakou S.A., Stratigou Tombra 3, 15342 Agia Paraskevi. On the basis of the results obtained through the methods employed and the respective weightings, PriceWaterhouseCoopers S.A. determined the NBG/NRE value range to be 27.77-27.91:1, following deletion of the Absorbing Entity’s holding in the Absorbed Entity, and the range of the NBG/NRE exchange ratio 6.35-8.14:1, and KPMG Kyriakou S.A. determined the NRE/NBG value range to be 22.16-27.48:1 and the range of the NRE/NBG exchange ratio 6.46-8.01:1, respectively. Both PriceWaterhouseCoopers S.A. and KPMG Kyriakou S.A determined that the share exchange ratio proposed by the merging companies’ Boards of Directors falls within the range of the corresponding share exchange ratio derived as a result of the said companies’ valuation and is therefore fair and reasonable.

Pursuant to the Draft Merger Agreement, as approved by the second Repeat Meeting of NBG’s Shareholders on 3 February 2006, following completion of the merger the Absorbing Entity’s share capital, amounting to €1,615,675,416 divided into 336,599,045 registered shares of a par value of €4.80 each, will be formed as follows:

a) It will be increased by the contributed share capital of the Absorbed NRE, consisting of €98,172,000 following reduction of the latter by cancellation of the Absorbing Entity’s shareholding, of a nominal value of €78,144,245, i.e. NBG’s share capital will be increased by the amount of €20,027,755.

b) It will be increased by €60,643,889 by capitalisation of an equivalent portion of the share premium reserve, so that for rounding purposes the par value of each share of the Absorbing Entity will amount to €5.00.

Pursuant to the above, NBG’s share capital shall total €1,696,347,060 divided into 339,269,412 registered shares of a par value of €5.00 each.

Note that until the Board of the Capital Market Commission is notified of this Prospectus and the cessation of trading of NRE shares on the Athens Exchange, to take place on the day following the entry of the authorities’ approval of the merger in the Companies’ Register, the number of NBG shares traded on the ATHEX is 336,599,045, while the number of NRE shares is 98,172,000. On completion of the merger and the introduction on the ATHEX of 2,670,367 new shares arising from the share exchange ratio, the number of NBG shares that will be traded on the AE will be 339,269,412, while the NRE shares will be deleted. This data is presented in the table below:

NO. OF SHARES OF THE MERGED ENTITIES TRADED ON THE AE PRE AND POST COMPLETION OF THE MERGER

ENTITY	NO. OF SHARES PRIOR TO DELETION OF NRE FROM THE COMPANIES’ REGISTER	NO. OF SHARES AFTER TO DELETION OF NRE FROM THE COMPANIES’ REGISTER
NBG	336,599,045	339,269,412
NRE	98,172,000	0

General information on the merger through absorption of NRE and the Bank’s share capital before and after the merger is set out in summary form in the following Table:

THE ABSORBING NBG’s SHARE CAPITAL BEFORE AND AFTER THE MERGER

	No. of Shares (items)	NOMINAL VALUE (in Euro)	SHARE CAPITAL (in Euro)
(I.) BEFORE THE MERGER	336.599.045	4.80	1,615,675,416

(II.) CHANGES IN THE SHARE CAPITAL DUE TO MERGER
Share capital increase by an amount equivalent to the incoming share capital of the Absorbed NRE	98,172,000	1.00	98,172,000
Less: cancellation by amalgamation of the Absorbing entity’s pre-existing holding in the share capital of the Absorbed entity	78,144,245	1.00	78,144,245
Increase in nominal value by capitalization of the share premium reserve			60,643,889
Total share capital increase			80,671,644

AFTER THE MERGER (I+II)	339,269,412	5.00	1,696,347,060

EXCHANGE RATIO:
For NBG’s old share-holders	1 old NBG share for one 1 new NBG share
For NRE’s shareholders	15 old NRE shares for 2 new NBG shares

Trading unit on ATHEX	5 shares

The table below sets forth the total number of shares of the merged entities prior to the merger, the share exchange ratio of the merging entities, and their respective shareholding in the “new” entity arising from the merger.

Shareholders	Shares pre- merger		Exchange ratio	Shares post- merger		Shareholding post-merger
NBG	336,599,045		1:1	336,599,045		99.21%
NRE	98,172,000	[1]	15:2	2,670,367	[1]	0.79%
TOTAL	470,225,911			339,269,412		100%

1 Of the total of 98,172,000 NRE shares pre-merger, 78,144,245, i.e. those held by NBG, will be cancelled (deleted) due to amalgamation. As a result, following the said cancellation, NRE shareholders will receive 2,670,367 new shares of the Absorbing Entity, each of a value of €5.00.

The Absorbed Entity’s shareholders shall be entitled to receive a dividend from the Absorbing Entity’s appropriation of profit for the year 2005 and thereafter.

The merger is considered completed as of the date on which the ministerial decision approving the merger of the above entities is entered in the Companies’ Register, together with the final Merger Agreement to be signed before a public notary. On due completion of the merger, the Bank replaces ipso jure and with no other declarations, in accordance with the law, all the rights and obligations of the Absorbed Entity, which is held to be ipso jure defunct and void of legal existence, and not required to be wound up, its transfer being equivalent to universal succession (as per article 75 of the Companies’ Act 2190/1920).

More detailed information on the merger is given in section 5 “Information regarding the shares”.

2                      RISK FACTORS

Further to the information on NBG and its Group provided through the present Document, investors should also take into consideration the investment risks set out below before making any decision for potential investments in NBG shares. If any one of the events described below occurs, NBG, its financial position and/or results may be materially and adversely affected, and the value and market price of its common registered shares may fall accordingly, causing investments in them to incur total or partial loss. Furthermore, potential risks and uncertainties may not be limited to those described below. Risks and uncertainties that are presently unknown or deemed inconsequential might emerge and have an adverse impact on NBG’s business performance.

2.1                     Risks associated with NBG

The results of the Bank and its Group are affected by financial risks that are unpredictable.

NBG’s operating income derives from various sources such as interest, commissions, and securities trading. Furthermore, the NBG Group includes members active in the broad financial sector, such as insurance, mutual fund management, holding and leasing companies. Accordingly, the Group is exposed to financial risks due to changes in interest rates, prices and foreign exchange movements.

The Group has significantly reduced its exposure to such risks through the use of derivatives such as futures/forwards, options and interest rate swaps.

The Bank is exposed to the risk of fraud and other illegal activities by its employees.

The Bank’s business includes loan approvals and fund management. The Bank’s operations depend substantially on the honesty and sincerity of its employees. Furthermore, the rules dealing with financial crime, including money laundering, have become very strict in many jurisdictions, heavily penalizing financial institutions entering into such activities.

Although the Bank uses state of the art risk management applications aiming at preventing fraud and funds’ mismanagement, it is still exposed to such risks. Hence, it is probable that the Bank may face incidents of unethical behavior or violations of its internal audit procedures by its employees.

Most of the Bank’s employees are members of trade unions.

Trade unions are considered to have a great influence and it is possible that the Bank’s employees participate in strikes that may obstruct its operations. In the past, the Bank has suffered from strikes organised by the Bank’s union of employees.

2.2                     The Bank faces increased competition in the domestic market

The Bank faces significant competition from Greek banks and financial services companies that provide products and services similar to our own. Deregulation has led to increased competition in the Greek banking sector. Consolidation among Greek banks has also led to increased competition resulting from the increased efficiency and greater resources of such merged entities. We also face competition from foreign banks, many of which have resources significantly greater than our own. Notwithstanding our leading position in Greece, we cannot guarantee that we will be able to continue to compete successfully with domestic and international banks in the future.

The introduction of the single European currency in Greece in 2001, and the subsequent circulation of euro notes and coins from 1 January 2002 has removed a barrier to entry by other European banks and financial service providers in the Greek market and, therefore, may expose the Group, together with other Greek banks, to increased competition. Foreign banks may offer more competitive deposit and lending rates than those traditionally offered by the Group. To compete with foreign banks for certain deposit and loan customers, the Bank may experience commercial pressure to offer more attractive deposit and lending rates which may have a negative effect on our profits. It is possible that increased competition from foreign banks may have a material adverse effect on our financial condition and results of operations.

2.3                     Risks associated with the banking supervisory framework

NBG’s capital adequacy in the context of changes in European banks’ institutional and regulatory framework

Over the past few years there have been changes in the institutional framework governing the operation of Greek banks, primarily with a view to harmonizing it with the provisions of the relevant EU Directives.

The third Consultative Document, known as “Basel II”, released in June 2004, aimed at revising the current capital adequacy framework of credit institutions. The new Basel II Capital Accord has brought about radical changes to the risk management framework as regards market, credit and operating risks. Furthermore, on the basis of the final Document, the date of implementation of the advanced methods to calculate credit and operating risk has been extended until the end of 2006. In view of the changes introduced to the institutional framework, NBG may be required to raise further funds and invest in managerial staff and in modern I.T. systems to meet needs arising from the said changes.

2.4                     Risks relating to NBG’s share price on the Athens stock exchange (ATHEX)

The market price of the Bank’s share has been subject to volatility in the past and could be subject to wide fluctuations in the future also, that are often associated with low trading activity levels.

The Bank’s share price on the Athens Exchange may be affected by circumstantial and other factors that are beyond the Bank’s control or are unrelated to its activities and performance. Such exogenous factors may be:

•                                          The performance of the Greek economy

•                                          Conditions and trends in the banking sector in Greece and abroad

•                                          Trends prevailing in the capital market (particularly in the financial services sector).

•                                          Changes in the financial estimates of analysts.

3                      THE PROSPECTUS

3.1                     Signatories

This document contains all the information necessary to enable investors to make an informed assessment of the asset structure, financial position, performance and outlook of the Bank, as well as information regarding the rights deriving from its registered stock.

The Prospectus is comprised of four parts: a) The Merger b) Risk Factors, c) The Prospectus, and d) Information regarding the shares.

The drawing up and publication of this Prospectus have been carried out in line with current legislation. The Board of the Capital Market Commission has been apprised of its content, as per article 4, par. 2d, Law 3401/2005.

The Bank and its Board of Directors are responsible for the content of this Prospectus and the financial statements contained herein. The consolidated financial statements of the Bank for the years ending 31 December 2002, 2003 and 2004 were drawn up by the Bank in line with Greek GAAP, as per Companies Act 2190/1920 and resolution 5/204/14.11.2000 of the Capital Market Commission, and have been approved by the Annual General Meetings of Shareholders of the Bank. The said consolidated financial statements have been audited by certified public auditors-accountants, and can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html.

The following persons at the Bank are responsible for the compilation of the Prospectus:

Mr Ioannis Kyriakopoulos, Manager of the Financial and Management Accounting Division of NBG, tel: +30 2103695701.

Mr Georgios Kalantzis, Assistant Manager in the Financial and Management Accounting Division of NBG, tel: +30 2103695711.

The Chairman of the Board and individuals at the Bank responsible for drawing up this document declare that the information contained herein on the Bank and its Group, compiled in line with article 4, par. 2d of Law 3401/2005, complies with the information requirements of a Prospectus, and is, to the best of their knowledge, accurate, sufficient and true.

3.2                     Certified auditors

The Bank draws up its financial statements in line with legislation and current accounting principles. The auditors’ reports on the Bank for 2002-2004, as presented in the corresponding financial statements, do not contain any remarks regarding divergences from current legislation. As a result, the financial statements as originally drawn up and approved by the AGMs of shareholders give a true and fair picture of the financial position of the Group, as per article 42a of the Companies’ Act 2190/20.

The Bank and its Group are audited by the following certified public auditors:

2003 (company and consolidated financial statements)

Spyridonas Koronakis, Reg. No. 10991, Fokionos Negri 3, 11541 Kypseli, SOL S.A.

George Kyrbizakis, Reg. No. 16181, Fokionos Negri 3, 11541 Kypseli, SOL S.A.

George Kambanis, Reg. No. 10761, Kifisias 250-254, 15231 Chalandri, Deloitte – Hatzipavlou, Sofianos & Kambanis S.A.

2004 (company and consolidated financial statements)

George Kambanis, Reg. No. 10761, Kifisias 250-254, 15231 Chalandri, Deloitte – Hatzipavlou, Sofianos & Kambanis S.A.

2005 (company and consolidated financial statements)

Nikolaos Sofianos, Reg. No. 12231, Kifisias 250-254, 15231 Chalandri, Deloitte – Hatzipavlou, Sofianos & Kambanis S.A.

The Group has applied IFRS as of 1 January 2005 and complies with the provisions of IFRS-1. The Group’s 2005 financial statements were drawn up by the Bank in line with IFRS, and have been audited by public auditors.

The auditors’ reports together with the financial statements for the years 2003-2005 can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html.

The notes of the Bank’s consolidated financial statements for each of the years 2003-2005 mentioned in the Bank’s auditors’ report and the Bank’s response are as follows:

2003

Note C: “In view of the transition to International Financial Reporting Standards, the Bank, based on the provisions of article 15 of Law 3229/2004, revalued in 2003 land and buildings to their fair values. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to €436,997 thousand (land €304,191 thousand and buildings €132,806 thousand), was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios of €45,028 thousand and €9,032 thousand respectively. The remaining amount of €382,937 thousand of the revaluation surplus is included in a special tax-exempt reserve. Subsequent to the offsetting, the revaluation surplus of the investment and trading portfolios, including positions in derivatives, amounted to €20,969 thousand and €20,106 thousand respectively.”

In 2003, the Bank, revalued land and buildings to their fair values pursuant to the provisions of article 15 of Law 3229/2004. The valuation was performed by independent qualified valuers in accordance with the provisions of International Accounting Standard 16. The revaluation surplus, which amounted to €436,997 thousand, was partially used according to the provisions of article 15 of Law 3229/2004 to offset losses on the valuation at the lower of cost and fair value of shares and bonds of the investment and trading portfolios. Thus, the departure from the valuation principles of the Companies’ Act 2190/1920 and the provisions of the Code of Books and Records, was permitted according to the provisions of article 15 of Law 3229/2004.

2004

For 2004, the Bank’s auditors report did not contain any remark on the Bank’s notes to the financial statements.

2005

“Note 51-1. Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio.

On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors and the merger is considered to have been consummated on that date, with the effect from 31 July 2005, the date of transformation balance sheet in accordance with prevailing Greek law. Accordingly the assets and liabilities of National Real Estate have been incorporated in the financial statements of the Bank for the year ended 31 December 2005.

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares will increase by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), will raise the total number of the Bank’s shares to 339.269.412.”

The Boards of Directors of the merging entities NBG and NRE, approved the Draft Merger Agreement which was further approved by: a) the Ministry of Development (Resolutions K2-13466/21.10.2005 and K2-13467/21.10.2005), and b) the General Meetings of shareholders of the two entities held on 3 February 2006 and 29 December 2005 respectively. According to the Draft Merger Agreement, the new shares to be issued and traded on the ATHEX will be entitled to a dividend from the profits of the Absorbing entity for 2005. On the basis of the above, NBG incorporated in its 2005 annual financial statements the assets and liabilities of the merged entities, as these appeared in the conversion balance sheets dated 31 July 2005. As of that date onwards, the assets and liabilities of the Absorbed entity were transferred as balance sheet items of NBG. In addition, all NRE’s accounting entries from 1 August 2005 onwards were jointly transferred to NBG’s books, hence the corresponding minority interests did not appear on the latter’s balance sheet.

To further clarify the situation, we note that were NBG and NRE to appear as two separate entities on the 2005 annual consolidated financial statements, net profit attributable to minority interests would be €24,017K and net profit attributable to NBG equity shareholders would be €726,935K. Minority interest on the balance sheet would be €185,583K increased by €75,586 and total shareholders’ equity would rise to €3,048,244K.

Pursuant to the above, the Bank’s financial statements for 2002-2004, which were approved by the Bank’s Annual General Meetings of shareholders, present its true and fair financial position, according to the provisions of art. 42a of the Companies’ Act 2190/1920.

The auditors’ reports for the consolidated financial statements for 2003-2005 are set out below.

2003

“We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “On Sociétés Anonymes” (the Companies’ Act) of the 10th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2003. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1.53% of consolidated total assets and 2.49% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for those disclosed under (b) and (c) of the notes to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2003.”

2004

“We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “On Sociétés Anonymes” (the Companies’ Act) of the 11th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2004. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 1.56% of consolidated total assets and 1.57% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied to express our opinion, insofar as they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for that disclosed under note (c) to the Consolidated Balance Sheet, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2004.”

2005

We have audited the accompanying consolidated balance sheet of “National Bank of Greece S.A.” (the “Bank’) and its subsidiaries (the “Group”) as of 31 December 2005 and the related consolidated statements of income, changes in shareholders equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Greek Auditing Standards, which are based on the International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, evaluating the overall consolidated financial statement presentation as well as assessing the consistency of the Board of Director’s report with the aforementioned financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements give a true and fair view of the financial position of the Group, as of 31 December 2005, and of the results of its operations, its changes in shareholders equity and the cash flows for the year then ended in accordance with the International Financial Reporting Standards that have been adopted by the European Union and the Board of Director’s Report is consistent with the aforementioned financial statements.

Without qualifying our opinion, we draw attention to Note 51-1 of the consolidated financial statements which describes the basis of accounting for the merger of the Bank with National Real Estate Company.

3.3                     Tax audits

The Bank has been audited by the tax authorities for the period up to and including 2004. Total tax payable by the Bank for the previous year amounted to €10,922,924.07 and will impact the distribution of profits for 2005. This sum includes income tax of €2,155,838.10, which represents the difference from provisions for compensation of employees overseas, and will be reimbursed with the submission of the 2005 income tax declaration.

Companies included in the consolidated financial statements of the Group and which are domiciled outside Greece are taxed in accordance with their local tax regimes.

3.3.1                     Tax audits of companies included in the consolidated financial statements

The companies included in the consolidated financial statements of the Bank have filed requests to the tax authorities for tax audits to be carried out for any years as yet unaudited, as set forth in the table below:

COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS OF NATIONAL BANK OF GREECE S.A. AT 31 DECEMBER 2005

COMPANY	TAX AUTHORITY	AUDIT APPLICATION NO.	LAST AUDITED YEAR
Ethniki Kefalaiou	P.E.K. ATHENS	2382/28.09.2005	2004
Diethniki Mutual Fund Management	D.E.K. ATHENS	2786/26.05.2005	2004
National Bank Training Centre	F.A.A.E. PIRAEUS	13807/14.06.2005	2004
N.B.G. Bancassurance	P.E.K. ATHENS	4002/27.05.2005	2002
Ethniki Leasing	D.E.K. ATHENS	2735/26.05.2005	2000
Ethnoplan	P.E.K. PIRAEUS	3964/02.06.2005	2004
Ethnodata	P.E.K. PIRAEUS	3963/02.06.2005	2004
National Management & Organisation	D.E.K. ATHENS	3003/06.06.2005	2003
Astir Palace Vouliagmenis	D.E.K. ATHENS	2897/01.06.2005	2003
National Securities	D.E.K. ATHENS	3023/07.06.2005	2002

Ethniki Insurance	F.A.A.E. ATHENS	18139/26.05.2005	2002
National Real Estate	D.E.K. ATHENS	2825/30.05.2005	2000
Mortgage Tourist PROTYPOS	F.A.A.E. PIRAEUS	12790/2.6.2005	2002
EKTENOPOL	P.E.K. ATHENS	3949/26.5.2005	2000
National Mutual Fund Management	F.A.A.E. ATHENS	18382/30.5.2005	2002
Hellenic Tourist Constructions	F.A.A.E. ATHENS	18384/30.5.2005	2002
GRAND HOTEL SUMMER PALACE	P.E.K. ATHENS	Audit order: 2434/2005	2004
ASTIR Alexandroupolis[1]	P.E.K. ATHENS	140/22.11.2005	2002
Ethniki Venture Capital	F.A.A.E. ATHENS	19597/8.6.2005	2002
DIONYSOS	F.A.A.E. ATHENS	19251/6.6.2005	2002

1 The company was sold in 2006.

3.3.2                     Document referral

• The consolidated financial statements of the Group for the years ending 31 December 2003 and 2004, as approved by the AGM, together with their accompanying auditors’ reports, drawn up in compliance with Greek GAAP, the provisions of the Companies’ Act, and Capital Market Commission decision 5/204/14.11.2000, can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

• The annual consolidated financial statements for 2005, as drawn up by the Bank in line with IFRS, can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

• The annexes to the consolidated financial statements of the Bank for the years ending 31 December 2003 and 2004, drawn up in compliance with Greek GAAP, the provisions of the Companies’ Act, and Capital Market Commission decision 5/204/14.11.2000, and those for 2005, as drawn up by the Bank in line with IFRS, can be obtained from the offices of the Bank at Aiolou 93 (Megaro Mela), 10232 Athens.

It should be noted that information displayed on the Bank’s website other than that referred to in this Prospectus should not be construed as comprising a part of this Prospectus.

3.3.3                     Documents available to the public

• The Bank’s financial statements for the years ended 31 December 2003 and 2004, as approved by the AGM, together with their accompanying auditors’ reports, drawn up in compliance with Greek GAAP, the provisions of the Companies’ Act, and Capital Market Commission decision 5/204/14.11.2000, can be viewed on the Bank’s website at www.nbg.gr/invest_accounting.html

• NBG’s solo and consolidated financial statements for 2005 of those NBG subsidiaries listed on the ATHEX, i.e. Ethniki Insurance and Astir Hotel, which were drawn up in line with IFRS, can be viewed on the Bank’s website at www.nbg.gr (other Group sites).

• The Minutes of the 2nd Repeat General Meeting of Shareholders of NBG held on 3 February 2006, which approved the increase in the share capital through the merger by absorption of NRE, can be obtained from the Bank at its offices located at Aiolou 93 (Megaro Mela), Athens.

• The valuation reports of independent auditors PriceWaterhouseCoopers and KPMG Kyriakou S.A. regarding the fairness and reasonableness of the Board’s proposed share exchange ratio can be viewed on the Bank’s website at www.nbg.gr/pr_releases_group.asp., NRE’s website at http://www.ethnodata.gr/ethnak/pdf/anak_Fairness%20Opinion.pdf and the ATHEX website at www.ase.gr/content/gr/Companies/ListedCo/Prospectus/

• A summary of the Draft Merger Agreement, which contains the terms of the merger can be viewed on the Bank’s website at www.nbg.gr/pr_releases_group.asp

• The Bank’s Articles of Association can be obtained from the Bank at its offices located at Aiolou 93 (Megaro Mela), Athens.

• A summary of the 3-year Business Plan of the NBG Group can be viewed on the Bank’s website at http://www.nbg.gr/pr_releases_group.asp.

It should be noted that information displayed on the Bank’s website other than that referred to in this Prospectus should not be construed as comprising a part of this Prospectus.

3.4                     Selected financial data

The summary financial data set forth below derive from the published consolidated financial statements of NBG for the years ending 31 December 2003 and 2004, and were audited by SOL S.A. (2003) and Deloitte-Hatzipavlou, Sofianos and Kambanis S.A. (2002-2004).

Group income statement

€ thousands	2003	2004
Net interest income	1,302,670	1,418,763
Income from securities	22,702	49,233
Fee & commission income	437,876	474,745
Fee & commission expense	(45,298)	(76,931)
Net trading income/loss	103,192	120,642
Other operating income	26,578	26,022
Total operating income	1,847,720	2,012,474
Personnel expenses	(718,753)	(757,418)
General & administrative expenses	(305,564)	(298,018)
Operating profit before provisions	823,403	957,038
Fixed assets depreciation	(184,224)	(128,667)
Other operating expenses	(14,444)	(15,706)
Impairment losses on loans & advances	(147,780)	(177,869)
Profit before tax	476,955	634,796
Extraordinary income	30,977	24,756
Extraordinary expenses	(13,235)	(11,695)
Extraordinary profit	38,289	37,997
Profit (before tax, minority interests and voluntary retirement programme)	532,986	685,854
Minority interests	(11,985)	(23,436)
Profit (before tax and voluntary retirement programme)	521,001	662,418
Cost of voluntary retirement programme	—	(108,876)
Profit (before tax)	521,001	553,542
Taxes	(161,144)	(162,521)
Prior years’ tax liabilities	(626)	(5,258)
Minorities taxes	1,084	604

Group balance sheet

(€ thousands)	31.12.2003	31.12.2004
ASSETS
Cash in hand & balances with central bank	1,280,563	1,123,434
Treasury bills & other eligible bills	106,157	150,415
Due from banks (net)	5,170,242	4,980,021
Trading portfolio assets	3,507,175	3,816,995
Loans and advances to customers (net)	22,699,566	27,410,876
Less: Provisions	(1,051,796)	(1,098,431)
Debt securities including fixed income securities	17,847,008	12,666,449
Shares and other variable yield securities	657,578	640,779
Participating interests	202,696	223,273
Shares in affiliated undertakings	743,243	722,049
Intangible assets	120,335	113,837
Property & equipment	1,530,386	1,165,060
Own shares	179,325	—
Other assets	605,954	633,299
Prepayments and accrued income	292,799	329,138
Total assets	53,891,231	52,877,194
Off-balance-sheet items	54,347,386	56,647,722
LIABILITIES
Due to banks	9,661,478	6,415,083
Due to customers	38,978,176	40,808,585
Debts evidenced by certificates	31,869	55,493
Other liabilities	1,236,046	1,188,644
Accrued expenses and deferred income	226,072	249,945
Provisions for liabilities and charges	41,287	49,446
Provisions for general banking risks	5,761	5,761
Subordinated liabilities	750,000	750,000
Hybrid capital	350,000	832,149
Shareholders’ equity	2,610,542	2,522,088
Total liabilities	53,891,231	52,877,194
Off-balance-sheet items	54,347,386	56,647,722

The published annual consolidated financial statements for the 2005 were drawn up by NBG in line with IFRSs and have been audited by Deloitte – Hatzipavlou, Sofianos and Kambanis S.A.

The data of the said consolidated financial statements are set forth below:

CONSOLIDATED INCOME STATEMENT

(€ thousands)	2005	2004
Continuing Operations
Interest and similar income	2,426,266	2,089,533
Interest expense and similar charges	(830,506)	(755,737)
Net interest income	1,595,760	1,333,796
Fee and commission income	455,810	414,380
Fee and commission expense	(30,759)	(26,525)
Net fee and commission income	425,051	387,855
Earned premia net of reinsurance	551,990	560,939
Net claims incurred	(451,609)	(471,847)
Net premia from insurance contracts	100,381	89,092,
Dividend income	13,760	17,150
Net trading income	67,522	106,750
Net result from investment securities	127,679	880
Other operating income	161,693	143,129
Total operating income	2,491,846	2,078,652
Personnel expenses	(877,307)	(995,972)
General & administrative expenses	(334,532)	(329,965)
Depreciation, amortisation and impairment charges	(114,551)	(125,161)
Other operating expenses	(39,808)	(50,468)
Total operating expenses	(1,366,198)	(1,501,566)
Impairment losses on loans and advances	(226,259)	(173,843)
Share of profit of associates	43,700	25,154
Profit before tax	943,089	428,397
Tax expense	(221,157)	(165,400)
Profit for the period from continuing operations	721,932	262,997
Discontinued operations
Profit for the period from discontinued operations	29,020	29,351
Profit for the period	750,952	292,348
Attributable to:
Minority interests	23,590	12,771
NBG equity shareholders	727,362	279,577

CONSOLIDATED BALANCE SHEET

(€ thousands)	31.12.2005	31.12.2004
ASSETS
Cash and balances with Central Bank	2,431,287	1,145,042
Treasury bills and other eligible bills	177,023	150,400
Due from banks (net)	4,085,204	8,587,378
Financial assets at fair value through P&L	13,667,471	11,615,536
Derivative financial instruments	309,030	—
Loans and advances to customers (net)	29,528,178	26,052,758
Investment securities -available for sale	2,833,661	2,382,941
-held until maturity	126,506	—
Investment property	249,152	125,905
Investments in associates	65,911	218,759
Goodwill & other intangible assets	1,885,713	73,675
Property & equipment	217,417	1,959,636
Deferred tax assets	637,916	75,022
Insurance related assets & receivables	1,479,888	492,904
Other assets	2,732,203	1,607,421
Total assets	60,426,560	54,487,377
LIABILITIES
Due to banks	5,060,850	6,413,741
Derivative financial instruments	302,698	—
Due to customers	43,350,120	40,865,176
Debts securities in issue	175,297	63,448
Other borrowed funds	956,988	748,642
Insurance related reserves & liabilities	1,734,249	1,326,697
Current tax liabilities	102,359	150,328
Deferred tax liabilities	207,725	10,917
Retirement benefit obligations	1,960,701	225,331
Other liabilities	2,259,165	1,188,725
Total liabilities	56,110,152	50,993,005
SHAREHOLDERS’ EQUITY
Share Capital	1,696,347	1,492,090
Share premiuim account	—	32,393
Less: treasury shares	(22,680)	(210,128)
Reserves & retained earnings	1,450,163	1,045,547
Equity attributable to NBG shareholders	3,123,830	2,359,902
Minority interest	109,997	302,321
Hybrid capital	1,082,581	832,149
Total shareholders’ equity and minority interests	4,316,408	3,494,372
Total liabilities and shareholders’ equity	60,426,560	54,487,377

3.5                     Information on NBG

National Bank of Greece S.A. was founded in 1841 and incorporated as a societe anonyme pursuant to Greek law as published in the Greek Government Gazette No. 6 on 30 March 1841. Its current corporate form will expire on 27 February 2053 but may be further extended by a resolution of the General Meeting of Shareholders. The Bank is incorporated and domiciled in Greece and has been listed on the ATHEX since 1880. The Bank’s headquarters and its registered office are located at 86 Eolou Street, 10232 Athens, Greece.

In accordance with article 3 of its articles of association the Bank may carry out all forms of banking business and related financial operations allowed banking plcs by Greek and EC law.

In its 164 years of operations, the Bank has expanded on its commercial banking business by entering into related business areas. That expansion has produced the large, diversified financial services group that today comprises the NBG Group. As part of its diversification, the Bank founded Ethniki Hellenic General Insurance Company in 1891 and National Mortgage Bank of Greece S.A. (“NMB”) in 1927. For a significant period, the Bank, in addition to its commercial banking activities, was responsible for issuing currency in Greece, until the establishment in 1927 of the Bank of Greece as the central bank. The Bank expanded its business further when, in 1953, it merged with Bank of Athens S.A. In 1998, the Group merged NMB into the Bank to enhance revenue generation, realize cost-saving efficiencies and provide more integrated mortgage lending services to the Bank’s customers.

In 1999, NBG shares were launched on the New York Stock Exchange.

In 2000, the Bank extended its business activities into the markets of Bulgaria and the Former Yugoslav Republic of Macedonia by acquiring majority holdings in United Bulgarian Bank (UBB) and Stopanska Bank respectively.

In 2002, with a view to further advancing its strategic goals, the Bank merged (through absorption) with its subsidiary ETEBA, as well as its French subsidiary NBG France.

In 2003, as part of its Group restructuring program, NBG absorbed its affiliated undertakings Hellenic Hotels and Tourist Enterprises, Ethniki Real Estate & Tourist Co., and Olympias Tourism Hotels. Furthermore, in October of the same year, NBG acquired Banca Romaneasca in Romania as part of its Balkans expansion strategy.

The year 2004 saw a reshuffle in management, with the late Chairman and Governor of the Bank Theodoros Karatzas being replaced by Takis Arapoglou. The new organization chart includes 10 General Divisions.

In 2005, a package of measures was adopted to improve corporate governance at the Bank and draw up a new business plan. The business plan set out a clear and dynamic roadmap for the Group’s strategy over the coming three years. The strategy aims at combining high returns with consistent strategic moves so as to forge the NBG Group into the leading financial group in SE Europe, delivering high returns to its shareholders. As part of its international strategy, the Bank signed agreements to sell its North American subsidiaries National Bank of Greece (Canada) to Scotiabank and Atlantic Bank of New York to New York Community Bank. This came as a result of the Bank’s decision to withdraw from mature markets where the outlook for future expansion was limited and concentrate on growing its presence in markets such as SE Europe where the growth margins are far greater and the Bank already enjoys a number of important competitive advantages. Furthermore, NBG decided to absorb its subsidiary companies National Investment Company (merger completed in December 2005) and National Real Estate so as to further strengthen the Group’s structure in the context of the rapidly evolving domestic and international banking market. And in early November 2005, the Bank signed a deal to acquire a majority shareholding (70%) in the Romanian leasing business Eurial Leasing. In early 2006, the Group sold Astir Alexandroupolis, its hotel business in northern Greece, as well as its Canadian subsidiary NBG Canada.

3.6                     Investments

3.6.1                     Investments in the period 2003-2005

The table below sets out the Group’s expenditure on modernization investment over the years 2003 and 2004.

Investments in fixed assets (€ millions)	2003[1]	2004	2005
Buildings and land	91.9	18.4	29.5
Transport and equipment	45.9	52.2	34.3
Improvements in third-party leased real estate	—	8.3	5.0
Fixed assets under construction	9.7	72.4	33.9
Software	12.8	12.4	13.7
Other intangible assets	2.2	3.2	6.9
Total investments	162.5	166.8	123.3

1 Amounts for 2003 are not calculated in line with IFRS and are not comparable with the amounts for 2004 and 2005.

Source: Financial data processed by the Bank

In recent years, the Bank has carried out a number of important investments in SE Europe. In 2005, it increased the number of its branches in the region to 257 from 210 in 2004. These investments were paid for by the Bank’s own funds.

3.6.2                     Investments in shareholdings

In 2005, NBG also participated in the increase in the share capital of its subsidiary National Investment SA, which, pursuant to the resolution of the two companies’ Boards, merged with NBG by absorption. Similarly, NBG’s and National Real Estate’s Boards decided to merge by absorption National Real Estate with NBG. In the same period, the Bank increased its shareholding in: a) Banca Romaneasca S.A, b) Ethniki Hellenic General Insurance, c) Astir Palace Vouliagmeni SA, and d) Ethnoplan SA, acquiring a further 6.28%, 0.22%, 0.39% and 3.00% of their share capital, respectively.

In August 2005, the Bank covered the share capital increase of its subsidiary ASTIR Alexandroupolis SA by €1.038 million, maintaining a 100% shareholding in the company’s share capital. The capital increase was paid for in cash.

In September 2005, the Bank set up NBG International Holdings BV in the Netherlands, owning 100% of its share capital.

In early November 2005, an agreement was signed for the acquisition of a majority shareholding (70%) of the Romanian leasing company Eurial Leasing.

In December 2005, the increase in the share capital of NBG subsidiary Ethniki Insurance in favour of old shareholders with a cash payment of €129.1 million (including the share premium). NBG participated in this share capital increase by the amount of €98,429,325 or 32,809,779 shares. Furthermore, it bought 3,740 shares, which were not subscribed for, in the amount of €11,220, thereby maintaining its shareholding in the company at 74.24%.

Also at the end of December 2005 NBG’s merger by absorption of the Group’s subsidiary National Investment Company was finalized with deletion of the latter from the Companies’ Register and cessation of trading in its stock on the ATHEX.

In January 2006, following the Bank’s BoD resolution, dated 20 December 2005, regarding the Bank’s participation in the share capital increase of the subsidiary Banca Romaneasca, the Bank paid the amount of RON 219.6 million (€63 million) for the acquisition of 109 802 021 shares out of the total 126 000 000 new shares which were issued, maintaining the right of participation in the full coverage of the said share capital increase up to the amount of RON 252 million (€70 million)

The total investments in the Bank’s shareholdings for the years 2003-2005, funded with the Bank’s equity are presented in following table:

INVESTMENTS IN THE SHARE CAPITAL OF CONSOLIDATED AND NON-CONSOLIDATED COMPANIES (amounts in € millions )

COMPANY		2003	2004	2005	COMMENTS
1	ETHNIKI INSURANCE SA	48.26		98.4	Participation in share capital increase
2	ASTIR Alexandroupolis			1.04	Participation in share capital increase
3	NATIONAL INVESTMENT SA		19.72	66.3	2003: Acquisition of 9.99% from the POSTAL SAVINGS BANK 2005: Participation in share capital increase
4	GECA CABLES			1.34	Acquisition of 7.24% from National Regional Development Co. of Northern Greece
5	NATIONAL MANAGEMENT AND ORGANISATION CO				Participation in share capital increase
6	ACTION PLAN				Participation in share capital increase
7	LYKOS PAPERLESS SOLUTIONS				Participation in principal (by 30%)
8	HELLENIC EXCHANGES		6.96		2002: Participation in share capital increase by contribution of shares

					2004: Participation in the share capital with the exchange of Central Securities Depository S.A. shares
9	NBG LUXEMBOURG HOLDING				Participation in principal by (95%)
10	NBG LUXFINANCE HOLDING				Participation in principal by (95%)
11	NBG INTERNATIONAL ASSET MANAGEMENT				Establishment
12	NBG ASSET MANAGEMENT				Establishment
13	STOPANSKA				Participation in share capital increase
14	ETEBA ROMANIA		0.07		Participation in the share capital increase
15	INTERLEASE				Acquisition of 10.7% from IFC
16	SABA	2.04	3.19		Participation in share capital increase
17	EAMKTE	14.64			Acquisition of 100% from AEEXTME
18	DIAS INTERBANKING SYSTEMS SA	0.5
19	NBG FUNDING LTD	0.01			Establishment
20	BANCA ROMANEASCA	33.18	2.96	30.32	2003: Acquisition of 81.26% 2004: Acquisition of shares from small shareholders 2005: Participation in share capital increase
21	UNITED BULGARIAN BANK		27.9		Acquisition of 10% from EBRD
22	NBG INTERNATIONAL HOLDINGS BV			57.7	Establishment and participation in share capital increase with the contribution of shares
23	DOLPHIN CAPITAL INVESTORS LIMITED			3.4	Purchase of 5,000,000 shares
24	EURIAL LEASING SRL			8.4	Acquisition of 70%

3.6.3                     Strategy for operational upgrade

In 2005, operational procedures were further enhanced with a view to reducing operating costs, lightening the back-office workload in the network’s units, and boosting sales, security of computer systems and applications, and developing alternative distribution channels and above all internet banking.

3.7                     Overview of business activities

The Bank responds to the needs of its customers by offering a broad spectrum of banking products ranging from traditional deposits, forex services and credit cards to cutting-edge deposit and investment products, alternative modes of business financing, diverse mortgage and consumer products, mutual funds of all types, and equity trading. It also offers and promotes automated systems for conducting transactions and payments so as to enhance service and reduce waiting time for customers. The NBG Group’s activities over the period 2003-2005 are outlined below:

3.7.1                     Retail banking

The Bank attaches great importance to growing its retail business. 2004 proved to be another high-performing year for retail banking. The retail lending balance grew by 30% over the course of the year, from €10 billion to €13.7 billion. This amounted to 57% of total Group lending and was a key component of Group income and profitability. 2005 saw the Group’s retail lending outstanding grow by a further 26% to €18.6 billion, with the result that retail lending now represents 61% of the total loan book.

•                                          Consumer credit

New products and services in the sphere of consumer credit, reintroduction of proven success products, and the development of new systems and procedures have all aimed at meeting customer needs more effectively and led, in 2005, to enhanced results at €2.6 billion, up 17.2% y-o-y. New consumer credit disbursements amounted to €1.7 billion, up 13% on 2004.

The Open Loan and Overdraft credit products posted strong performance, up 35% on the previous year.

In 2005, the Fast Line telephone service was launched with a view to updating the public on the Bank’s main consumer credit products and enabling customers to submit loan applications by phone.

•                                          Credit cards

National Bank of Greece continued to grow its credit card activities dynamically, with the balance recording growth of 7% in 2005, totaling €1.5 billion, and the number of new cards issued amounting to 210,000. The number of POS terminals surpassed 60,000, while the level of transactions via partner businesses reached €1,240 million, up 12.6% on 2004.

In 2005, the “go” Mastercard and VISA card were launched, accompanied by the customer loyalty programme “go National”. Further, the Bank, which was the first in the country to implement chip technology in a credit card, is now extending the technology to all its cards. This will enable the implementation of complex customer loyalty programmes, while also reducing problems stemming from fraudulent card use. Chip technology in the Bank’s credit cards can support implementation of the customer loyalty reward programme and reinforce “go National” customer credit, generating instant financial and other benefits for individuals and businesses.

•                                          Mortgage lending

Mortgage lending posted impressive performance in 2005. Disbursements were up 34% on 2004, surpassing €3.5 billion, while housing loans outstanding at the end of 2005 were close to €11.5 billion, up 30% on the previous year.

In 2005, impressive growth of 96% was recorded by the number of applications for housing loans, compared with 38% in 2004. This development was aided by the offer of exemption from loan charges during the second half of 2005.

•                                          Lending to professionals and small businesses

Lending to professionals and small businesses focused on the following in 2005:

•                                          Promotion of the new Business MultiLoan, which essentially covers the entire range of a company’s financing needs.

•                                          Promotion of financing products under favorable terms to a variety of business categories, such as restaurants, workshops, and tourist items.

As a result of these actions, the financing and leasing portfolio grew by 23%, reaching €2.15 billion. The Bank expanded its customer base by 11%, with 4,230 new customers.

3.7.2                     Business lending

Business lending includes lending to corporates and medium-sized enterprises, as well as shipping. At the end of 2004, the Bank’s business lending portfolio had grown by 10% to €10.4 billion from €9.5 billion at the end of 2003, while in 2005 it grew by a further 7%.

•                                          Corporate lending

The corporate loan book (including guarantees) amounted to €5.8 billion in 2005, up 12% y-o-y. Bonded loans grew by an impressive 42%, part of which replaced more conventional forms of lending. The bulk of the lending was absorbed by the services, energy and commercial sectors, while lending to construction posted a significant decline.

At the same time, there was success in promoting a wide range of products and services to customers in the corporate and retail banking sectors, such as leasing, factoring, insurance and investment products, private banking services, credit cards and payments systems.

•                                          Lending to medium-sized businesses

In 2005, as in the previous two-year period, growth in lending to medium-sized enterprises was substantially higher than growth in lending to other business categories, at around 14%. The loan balance moved up to €3.5 billion from €3.2 billion in 2004.

The growth in lending balance went hand in hand with a significant increase in cross-selling to medium-sized businesses, through offering comprehensive packages of services that served to increase turnover in other business lines of the Bank and the Group, such as retail banking, investment banking, insurance and leasing, all in line with a more integrated management of customer needs.

The growth in business was achieved as well by keeping new bad and doubtful debt to a minimum, both thanks to cautious and prudential control of credit expansion and the upgraded management of loans in arrears.

•                                          Shipping credit

In 2005, the shipping balance stood at US$1 billion. The number of vessels under 5 years old also increased, thus resulting in an increase in the level of loans related to younger shipping, now 38% of the total shipping book.

3.7.3                     Asset management

NBG offers a broad range of deposit and investment products, and aims at upgrading the services it offers and increasing customer satisfaction.

•                                          Deposits – investment products

Customer deposits of the Group stood at €43.4 billion at the end of 2005, up 10.3% on the previous year, if discontinued activities are excluded from the figures. Savings and sight deposits grew by 9.1%, which is particularly positive since this category of deposits gives a competitive edge in financing the Group’s expansion, particularly in an environment of rising interest rates. Note that the key deposit categories of sight and savings represent 74% of total deposits, and for the most part these are deposits of private individuals.

•                                          Mutual funds

The Group is active in fund management via its subsidiary Diethniki S.A., and runs a total of 35 Delos and NBG SICAV funds, thereby providing investors with a broad choice of products in both the Greek and leading international markets.

At 31 December 2005, total assets under management were down by 19% on the previous year due to restructuring of Diethniki’s portfolio, with a shift from money market funds to higher-yielding forms of investment, amounting to €6.9 billion compared with €8.5 billion a year earlier.

The past year saw a radical restructuring in Diethniki’s funds under management. The proportion of Bond MFs grew substantially at the expense of Money Market MFs. This qualitative shift, besides promising benefits for the Group’s profitability in the years ahead, is likely to substantially enhance customer retention.

•                                          Private banking

The Group’s private banking services provide top class services to high net worth customers through its dedicated private banking units in Athens, Thessaloniki and London.

The Group’s private banking business grew at a rapid pace last year, with funds under management in 2005 growing to €1.7 billion, compared with €1.3 billion in 2004.

3.7.4                     Investment banking

The Group’s investment banking business focuses on the following areas:

•                                          Treasury activities

The Group’s Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets, and market-traded and OTC financial derivatives. It supplies the branch network with value-added deposit products, and the client base includes institutionals, large corporations, insurance funds and big private-sector investors.

The Bank holds a strong position in all the sectors in which it is active, both in Greece and on a Europe-wide level, and has also achieved significant distinctions:

•                  For yet another year, according to Bank of Greece data, NBG ranked first among 19 primary dealers in government bonds traded through the Electronic Secondary Securities Market.

•                  It participates as a general clearing member in the Frankfurt-based Eurex derivatives exchange, the largest of its kind in the world.

•                  It participates in the ECB’s Money and Liquidity Working Group, which monitors the liquidity situation in the European interbank market.

•                  It is also the only Greek bank to participate on the Euribor and EUREPO panels, the first of which determines the benchmark rates for Euribor/EONIA on a daily basis, and the second official rates for eurozone bond repos.

•                                          Brokerage

In 2005, the Greek stock market moved along a growth path, assisted by the more favourable macroeconomic environment and improved fundamentals at most large-cap corporations, thus attracting international institutional investors to the Greek market.

The NBG Group grew its market share of equity trading to 12.9%, from 12% in 2004, due to the increased interest shown by all categories of customers, particularly domestic and foreign institutionals.

•                                          Capital market operations and consulting services

As in the previous year, 2005 saw substantial changes in the modus operandi of the Greek capital market, as a range of legislative measures and decisions were put into effect, with the implementation of various European directives.

The stricter criteria for listing on the ATHEX, which came into effect in 2004, combined with the delayed shift (towards the end of the year) in interest for small and mid cap stocks, served to hold company enthusiasm for listing on the ATHEX at low levels. Thus, share offerings by private sector corporations declined to 7, compared with 9 in 2004, while funds raised via the stock market declined by 8% to €81.9 million.

In the consulting services sector the Bank was very active. Provision of financial consulting services to the public sector continued in 2005, covering the six major infrastructure projects currently under way in the form of concession agreements (the Thessaloniki submarine road artery, the Maliakos-Kleidi section of the Patras-Athens-Thessaloniki motorway, and other concession consortia for Greek highways). At the same time, the Bank provides consulting services for the operational phase of the Attiki Highway and the Rio-Antirio Bridge.

•                                          Venture capital

In 2005, in the sphere of the Group’s venture capital business, NBG International implemented a number of structural changes, increasing its funds under management to €320 million. Its activities focused on three main investment areas:

•                                          the UK and western Europe

•                                          Greece and SE Europe, and

•                                          Technology

In 2005, our venture capital activities posted good performance. The UK Fund cashed in its first investments, while it also carried out two new investments. The NBG Emerging Europe Fund completed its third and largest liquidation of an investment, achieving high returns on its capital. The Technology Fund, having established its position in Europe over the past years, made three new investments in 2005, while performance is forecast to remain at similar strong levels in 2006. At the same time, the NBG Private Equity Fund, in the context of restructuring in the Bank’s venture capital business, will be renamed NBG Southeast Europe Fund and will focus on investments in the region of Greece and SE Europe.

•                                          Custodian services

The NBG Group is at the forefront of developments in custodian services on a pan-EU level. By centralizing the business and operational functions of its custodian services, NBG is steadily strengthening the competitiveness of its products and services, thereby maintaining its lead place in the domestic market. Also, for the third consecutive year, Global Finance ranked it the number one custodian in Greece for foreign investors.

3.7.5                     International activities

At the end of 2005, the Group was active in 14 countries outside Greece via 324 banking units (including NBG branches, subsidiaries, and representative offices) employing a total of 5,754 individuals.

Recognising the growth prospects presented by the region of SE Europe and steadily focusing its attention on developing economies, the Bank decided in 2005 to withdraw from the US and Canadian markets. At the end of the year, it had signed an agreement to sell its subsidiaries Atlantic Bank of New York and National Bank of Greece (Canada) to New York Community Bank and Scotiabank respectively. The sale process for National Bank of Greece (Canada) was completed in February 2006.

In 2005, the pre-tax profits stemming from the Group’s activities in SE Europe (Bulgaria, Romania, FYROM, Albania and Serbia & Montenegro) grew by a spectacular 68% y-o-y to €85 million. Likewise, total lending topped €2 billion, up 58.1%, while deposits surpassed €1.8 billion, up 23%.

Expansion of its retail banking business is a cornerstone of the Bank’s strategy in the region of SE Europe, where it aims to provide the full range of banking services.

Subsidiary National Bank of Greece (Cyprus) commenced restructuring of its business in 2005, offering a voluntary early retirement package to its employees by which 53 staff retired. The restructuring is expected to lead to a reduction in administrative expenses over the coming years.

In South Africa, the South African Bank of Athens (SABA) posted profits after a long period of losses, as a result of efforts to strengthen its foreign exchange business and reduce operating costs.

The Bank’s network also includes branches in London and Egypt, while it runs representative offices in three other countries (Turkey, Sweden and Australia).

3.7.6                     Other activities of the Group

Alongside its core activities in banking the NBG Group holds a leading position in the insurance sector and maintains a dynamic presence in the real estate and hotel services sectors via its specialized companies.

•                                          Insurance

The Group, via its subsidiaries Ethniki Hellenic General Insurance and NBG Bancassurance, offers a full range of retail and business-to-business insurance products. In 2005, the Group held first position in the Greek insurance market, with a market share of 15.2% in the damages sector, and 13.4% in the life sector (provisional data). Ethniki Insurance’s business is conducted through 47 branches, 134 sales offices, 2,000 insurance agents, and 1,235 partner insurance agencies. Its products are also marketed via NBG’s branch network.

The sales network, achieving strong productivity, contributed to growth in the overall production of insurance premia by 7.4% in 2005, reaching €660 million compared with €615 million in 2004, while impressive growth of 150% was posted by profits before tax, at €40 million.

Within the framework of the Group’s strategy to generate synergies, particular emphasis is placed on the organisation and growth of Bancassurance business. Bancassurance provides the following insurance products:

•                                          Property insurance for real estate bought with a National Bank housing loan.

•                                          Life and disability insurance for those who have taken out a housing loan.

•                                          New investment-insurance products such as “Triple Jump” and “Pension Plus”.

Outside Greece, the Group is active in the Cyprus insurance market via its subsidiary Ethniki Insurance (Cyprus) Ltd, and in Romania via Garanta S.A. Recently Ethniki Insurance announced a joint venture with AIG and UBB to launch business in Bulgaria.

•                                          Real estate and general warehouses

The NBG Group is active in the real estate sector via subsidiaries Ethniki Kefalaiou S.A. and National Real Estate, which is currently in the process of being merged with the Bank.

In 2005, National Real Estate expanded its business to third-party real estate management, mainly of residents abroad.

•                                          Hotel business

The NBG Group is also active in the tourism sector chiefly via Astir Palace Vouliagmenis S.A., which operates a complex of three hotels (Arion, Nafsika and Aphrodite).

Following completion of the full renovation of the Arion and Nafsika hotels (an investment of almost €70 million), the complex now operates in line with international services and safety standards for luxury hotels. Thus, the Astir Hotel complex, with all these improvements, the luxurious facilities, the conference infrastructure and equipment, and its highly experienced and well-trained staff, ranks among the best luxury hotels in the region.

The Group seeks to further develop and improve the complex in an effort to establish it as one of the most desirable tourist destinations of the Mediterranean. To this end, in August 2005 the company’s management decided to hold a tender to find an experienced private hotel manager to undertake the management of the complex. The tender was assigned to financial consultant Bank of America, assisted by hotel consultant HVS International. The process is currently under way.

Furthermore, the Group owns the Grand Summer Hotel Palace complex on the island of Rhodes, which is on lease to a hotelier group.

•                                          IT services

Ethnodata and its subsidiary Ethnoplan provide IT services to National Bank of Greece and other companies of the Group.

Ethnodata also provides technical support to various Group functions, such as the Dealing Room, NCS (Custody), Ethnokarta and others, and has developed various applications for a number of NBG units. Moreover, Ethnodata processes the payments of various pension funds and offers training services to the Bank. It also provides services to non-Group parties, chiefly in the form of support services for the SAP system.

3.8                     New products and services

Information on the Group’s new products and services can be viewed on the Bank’s website at www.nbg.gr.

3.8.1                     Branch network

The Bank is active throughout the country via an extensive network of 555 branches (according to data at 3 March 2006), whose geographical distribution is set out in the below table:

Geographical region	No. of branches
East Macedonia and Thrace	26
Attiki	200
North Aegean	16
Western Greece	34
Western Macedonia	14
Epiros	18
Thessaly	32
Ionian Islands	11
Central Macedonia	82
Crete	25
South Aegean	23
Peloponnese	38
Central Greece	36
Total	555

Source: NBG

Alternative distribution channels

Use of e-banking facilities is gradually gaining popularity with the Bank’s customers. Users of e-banking services in 2005 numbered around 120,000 up 50% on the previous year. A total of 7.5 million transactions of a value of €5.9 billion were conducted through the internet.

As of 2005, internet banking services include transactions relating to business loans, payment of credit card of other banks, and transfer of amounts to accounts elsewhere in the European Union.

3.8.2                     Geographical distribution of income

Breakdown of income by region for the period 2003-2005 [1]

(€000s)	2003	% of total	2004	% of total	2005	% of total

Greece	2,420,492	77.9%	3,986,224	77.5%	4,463,177	75.3%
W. Europe	368,894	11.9%	748,954	14.6%	983,413	16.6%
Balkans	156,069	5.0%	238,749	4.6%	304,362	5.2%
N. America	149,318	4.8%	157,281	3.1%	161,901	2.7%
Other regions	15,580	0.5%	12,295	0.2%	13,059	0.2%
Total	3,110,353	100.0%	5,143,504	100.0%	5,925,912	100.0%

1 Amounts for 2004 and 2005 are based on published financial statements in line with IFRS.

Source: Financial data processed by the Bank.

The Group holds a significant position in the banking sector of SE Europe. In 2005, the total number of branches in the region was further expanded by 47 units and today comprises 257 branches. The total number of staff amounts to 4,425 employees and the total number of customers is now 2.5 million. Profit before tax attributable to SE Europe operations increased significantly in 2005 to €85.2 millions, or 9% of the Group’s earnings.

The Group’s strategic initiatives aim at further strengthening its presence in regions presenting strong growth prospects, such as SE Europe, and at the same time scaling down its presence in those regions where it satisfactory profits are unlikely or where there are no longer other reasons for it to maintain a presence. In this light, in 2005 the Bank decided to sell its two subsidiaries in North America (Atlantic Bank of New York and Bank of Canada).

3.8.3                     Income breakdown by business segment

Net Group income by business segment 2003-2005 1

(amounts in € mio)	2003	% total	2004	% total	2005	% total
Retail banking	1,501,171	71.3%	1,433,127	68.1%	1,660,070	65.5%
Corporate and investment banking	475,315	22.6%	204,764	9.7%	251,847	9.9%
Asset management	50,908	2.4%	306,158	14.6%	427,157	16.8%
Insurance	53,452	2.5%	122,568	5.8%	180,306	7.1%
Other activities	23,730	1.1%	37,189	1.8%	16,166	0.6%
Total	2,104,576	100.0%	2,103,806	100.0%	2,535,546	100.0%

1 Amounts for 2004 and 2005 are according to the Group’s IFRS financial statements Source: National Bank of Greece

3.9                     Group structure

Information on the Group’s structure can be viewed on the Bank’s website at www.nbg.gr.

3.10              Real estate, facilities, equipment

3.10.1              Fixed assets

The book value of the Group’s fixed assets from 31 December 2003 to 31 December 2005 is set forth in the table below:

Book value of Group fixed assets 2003-2005

(€ millions)	Purchase value 31/12/2003	Additions/ Adjustments (reductions) 1/1/2004- 31/12/2005	Total purchase price 31/12/2005	Total depreciated value 31/12/2005	Value before depreciation 31/12/2005
Tangible assets
Land	1,030.4	(18.7)	1 011.7	—	1,011.7
Buildings	860.0	46.4	906.4	303.1	603.3
Transport and equipment	519.1	115.5	634.6	453.9	180.7
Improvements to third-party leased real estate	58.1	7.7	65.8	47.5	18.3
Building under construction	57.5	14.2	71.7	—	71.7
Total	2 525.1	165.1	2 690.2	804.5	1 885.7
Intangible fixed assets
Revaluation	2.5	21.9	24.4	—	24.4
Software	183.8	29.9	213.7	179.9	33.8
Other	27.3	(17.0)	10.3	2.6	7.7
Total	213.6	34.8	248.4	182.5	65.9

3.10.2              Investments in fixed assets

The table below shows expenditure on modernization by NBG in the period 2003-2005:

€ millions	2003	2004	2005
Electronic equipment	8.9	11.4	9.3
Software	8.4	6.5	7.4
Reorganization	2.6	4.9	8.5
Telecommunication equipment	1.4	1.3	0.5
Total modernization investments	21.3	24.1	25.7
Buildings – Land	69.2	24.8	19.9
Furniture and fixtures	3.6	1.6	0.8
Other	19.7	8.4	16.3
Means of transport	0.7	0.2	—
Total investments	114.5	59.1	62.7

3.11              Profit projections and estimations

The Bank has not announced projections or estimations regarding profitability in the current year or forthcoming years, apart from what is referred to in the 3-year Business Plan, which was presented to Greek and international investors in March 2005 and a summary of which can be viewed on the Bank’s website at www.nbg.gr/pr_releases_group.asp. The Bank informs the investing public of its financial results in its regular quarterly reports and press releases, in compliance with the regulatory requirements of the Greek and US capital markets.

3.12              Management structure, supervisory bodies and members of senior management

3.12.1              The Board of Directors and senior management

Information regarding the Bank’s Board of Directors can be found in the Annual Report and on the Bank’s website at www.nbg.gr.

3.12.2              Administrative and supervisory bodies of the Bank

Information regarding the administrative and supervisory bodies of the Bank can be found on the Bank’s website at www.nbg.gr.

3.12.3              Representations of members of management, administrative and supervisory bodies, and of senior management

The members of the Board, senior management and members of administrative and supervisory committees as above made the following representations:

1.               Apart from the activities associated with their capacity and position at the Bank they engage in no other professional activity of any consequence to the Issuer, with the exceptions set out below:

•                  Dimitrios Daskalopoulos, Chairman and Managing Director of Delta SA.

•                  Nikolaos Efthymiou, shipowner.

•                  Ioannis Vartholomeos, Professor, University of Piraeus, President of Insurance Funds MF, and Governor of IKA (Hellenic Social Security Institution).

•                  Ioannis Giannidis, Professor, University of Athens School of Law and lawyer.

•                  Stefanos Vavalidis, member of the Board of Directors of the European Bank for Reconstruction and Development (EBRD).

•                  Konstantinos Pylarinos, General Manager of Finances and Technical Services for the Church of Greece.

•                  Drakoulis Fountoukakos-Kyriakakos, President of Athens Chamber of Commerce and Industry (EBEA), General Manager of Independent Science and Technology Studies (I.S.T. Studies Ltd), and SVIE.

•                  Ploutarchos Sakellaris, Professor, Economics and Business School, University of Athens, and Chairman, Council of Economic Advisors of the Ministry of Economy and Finance.

•                  Petros Economou, lawyer.

2.               They maintain no family ties with members of the management or administrative or supervisory bodies of the Bank.

3.               They have not served as members of management, administrative or supervisory bodies and are not, or have not been over the past five years, partners in another company or legal entity, as described below:

•                  Eftratios-George Arapoglou is currently:

Chairman-CEO of the Board of Directors of National Bank of Greece (Cyprus) Ltd, The South African bank of Athens Ltd, Atlantic Bank of New York, NBG International Ltd, Astir Palace Vouliagmeni SA, Ethniki Hellenic General Insurance; Deputy Chairman and Deputy CEO of the Board of Directors of United Bulgarian Bank AD and Stopanska Banka AD-Skopje; Board member of the Greek National Gallery, the Ecumenical Patriarchate Support Foundation, the Kostas and Eleni Ourani

Foundation, the Bagios Committee, the Sofoklis Achillopoulos Foundation, the Angeliki Papazoglou Trust and European Foundation of Humanitarian Education.

He was formerly a Board member of Citibank Shipping Bank S.A., the European ALKO Committee, Citigroup, and National Bank of Greece (Canada).

•                  Ioannis Pechlivanidis is currently Chairman – CEO of: Stopanska Banka AD-Skopje, United Bulgarian Bank AD, Banca Romaneasca, National Management and Organization Co, NBG Pension Fund, TAP ETE and Phosphate Fertilizers SA., Deputy Chairman and Deputy CEO of: National Bank of Greece (Cyprus) Ltd, Siemens Televiomichaniki SA and AGET Cement, Board Member of HELLEX, member of the Confederation of Greek Industrialists, and Chairman of the Supplementary Insurance Fund Management Committee for the NBG Staff.

•                  Dimitrios Daskalopoulos is on the Board of Delta Holdings, Delta Milk, Delta Icecream, EVROTROFES ELLAS, Hellenic Catering, ALESIS, FAZA MALMARAN, Goody’s, Chipita International, SODEXHO ELLAS, and Vice president of the Confederation of Greek Industrialists.

•                  Ploutarchos Sakellaris, member of ODDHX (Public Debt Management Organisation).

•                  Nikolaos Efthymiou is on the Board of Olympiakos FC.

•                  Georgios Lanaras is on the Board of Protypos, IOVE, Greek Shipping Training Centre.

•                  Konstantinos Pylarinos is on the Board of the Church of Greece.

•                  Ioannis Panagopoulos is on the Board of the PPC and National Securities.

•                  Anthimos Thomopoulos is on the Board of Astir Palace Vouliagmeni, EKTENEPOL, Ethniki Insurance, Ethnoplan, National Management & Organisation, SABA, AEGET Heraklis, Siemens Tileviomichaniki, the Hellenic Deposit Guarantee Fund, National Real Estate, Elliniki Technodomiki, Protypos, UBB, Ethnodata, ETAT, and Astir Palace Alexandroupolis.

•                  Alexandros Tourkolias is CEO of Ethniki leasing, Vice president of NBG Bancassurance, and on the Board of NBG Cyprus, UBB and NBGI.

•                  Paul Mylonas is on the board of IOVE and ELKE.

•                  Alexandros Georgitsis is on the Board of Ethniki Insurance, Diethniki Mutual Funds and National Management & Organisation.

•                  Petros Christodoulou is Vice-President of National Securities and a member of the board of IOVE and the investment committee of Ethniki Insurance.

•                  Petros Economou was on the Board of Adell Saatchi & Saatchi, Ginis Vacance and SPIDI S.A. during 2004.

•                  Ioannis Kyriakopoulos is President of Kadmos, Grand Hotel, Ethniki Ktimatikis Ekmetallefsis, Hellenic Tourist Constructions, Vice-President of Ethniki Mutual Fund Management, LARKO, and board member of National Real Estate, Astir Palace Vouliagmenis, Diethniki Mutual Funds, Ethnodata, Ethnoplan, Ektenepol, BFL, Planet, NBG Funding Plc. and NBG International Holdings BV.

•                  Leonidas Frangiadakis is a member of the investment committees of Ethniki Insurance and TAP ETE.

4.               No penal court judgment regarding any fraudulent act has been filed against them during the last five years.

5.               They have not been involved in any bankruptcy, administration or winding-up proceedings, at least during the last five years.

6.               They have not incurred any official public criticism or penalty by superior or supervisory authorities (including any professional associations in which they participate) and no court order has been entered against them preventing them from acting in their capacity as members of an Issuer’s administrative, management or supervisory bodies or from participating in the management or handling of an Issuer’s affairs during the last five years.

7.               No conflict is created by the obligations emanating from their office with any private interests or other obligations of theirs.

8.               Their appointment to office has not resulted from any arrangement or agreement between NBG shareholders or agreement between NBG and its shareholders, suppliers or other parties.

9.               No contractual limitation exists other than the limitations posed by the existing legislation as regards the selling, within a specific time period, of NBG securities in their possession.

10.         They have no NBG shares in their possession, with the exception of those included in Section 3.15 (Principal Shareholders) and have not traded in NBG shares or derivatives in the past year.

3.12.4              Conflict of interest

There is no conflict of interest between the Bank and the management, administrative and supervisory bodies, as well as members of senior management.

3.13              Remuneration

The salaries of the Bank’s BoD and the Bank’s General Managers for 2005 amounted to €5,663.5K (2004: €4,976.3K). The corresponding social security contributions totaled €909.6K (2004: €811.2K). Total remuneration comprises salaries and other short term contributions.

Total remuneration of the Bank’s BoD members for 2005 was as follows:

Name	Title	Remuneration (amounts in €)
Takis Arapoglou	Chairman & CEO	731,900.33
Ioannis Pechlivanidis	Deputy CEO	665,850.33
Theoklitos, H.E. Metropolitan of Ioannina	Member	21,333.33
Stefanos Vavalidis	Member	26,733.33
Ioannis Giannidis	Member	27,633.33
Dimitrios Daskalopoulos	Member	21,333.33
Nikolaos Efthymiou	Member	22,233.33
Georgios Lanaras	Member	36,633.33
Ioannis Panagopoulos	Member	22,233.33
Georgios Athanasopoulos	Member	24,033.33
Stefanos Pantzopoulos	Member	178,933.33
Konstantinos Pilarinos	Member	21,333.33
Drakoulis Fountoukakos	Member	37,533.33
Ioannis Vartholomaios	Member	35,733.33
Ploutarchos Sakellaris	Member	41 133.33
Total		1,914,583.95

The above are not entitled to health insurance policies apart from the status applying to all Bank employees (TYPET), hence they do not enjoy additional medical or hospital care. In certain circumstances, they are entitled to the use of cars owned by the Bank, mobile phones and business credit cards depending on the remuneration policy that applies and the set credit limits. In 2005, the Bank’s BoD members and General managers remuneration from other Group companies amounted to €528.9K (2004: €376K).

According to the Bank’s management, apart from the above amounts there are no further amounts owed to the Bank’s directors and general managers by the Bank or its subsidiaries.

There are no contractual agreements entitling members of the Bank’s administrative, management or regulatory bodies to receive any compensation upon leaving the Bank.

3.14              Corporate governance

For details regarding corporate governance in the Bank, see the Bank’s website at www.nbg.gr.

3.15              Employees

The number of staff employed by the Bank and the Group as at the end of every year of the three-year period under review was as follows:

NBG AND GROUP EMPLOYEES 2003-2005

	31.12.2003	31.12.2004	31.12.2005
Domestic Units	14,161	12,702	13,299
Overseas Units	470	532	444
NBG Total	14,631	13,234	13,743
NBG Subsidiaries	6,121	5,955	7,975
NBG Group	20,752	19,189	21,718

In 2004 the Bank focused on upgrading and promoting a new banking philosophy focusing on the multiple skills and techniques required for the staff to achieve effective customer relations and quality customer services and thereby promote NBG products and services more efficiently.

As part of the new philosophy and with a view to rewarding the staff for its contribution to the Bank’s results, in 2004 a new bonus system was introduced, which evaluates the performance of the branch network on the basis of a combination of 17 different targets. The management aims at further enhancing this system to shift its orientation from sales targets to profitability targets and extend its application to the entire staff.

In 2004, 355 new staff members were hired to meet the needs of the Bank’s domestic network. Most of them (315) were selected on the basis of the results of NBG’s public competition of October 2003. Furthermore, a total of 1,814 employees departed, of which 1,511 retired pursuant to a voluntary retirement programme launched by the Bank. Following a new public competition held in December 2004, 452 successful candidates joined the Bank in 2005 and recruitment of another 106 employees from the runners-up of the competition was approved by the Bank’s Board of Directors at its meeting of 21 July 2005. All of the new staff will be allocated to the Bank’s branches with a view to strengthening the potential of the Bank’s network, particularly sales.

Stock Options programme

On 22 June 2005, the Bank’s General Meeting of Shareholders approved a 5-year Stock Options Programme, expiring in 2010, for the Group’s Board, management and staff members. Pursuant to the Programme, the options are to be granted one-off or in portions, at the discretion of the Bank’s Board, at any time throughout the Programme, and the maximum number of shares to be issued to that effect is 2.5 million. The price for the exercise of the options should fall within a price range between  €4.50 and 70% of NBG’s average stock price for the time period as from 1 January of the year the options are granted until the first day they are exercised. Further details of the Programme implementation framework are to be determined by the Bank’s Board of Directors.

The table below sets out the number of shares held by the members of the Board, the management and the Committees as at the date of the Bank’s 2nd Repeat Meeting of Shareholders of 3 February 2006:

MEMBERS OF THE BOARD, AND SENIOR MANAGEMENT, ADMINISTRATIVE AND ADVISORY BODIES	NUMBER OF NBG SHARES
I. Pechlivanidis	1,950
H.E. the Metropolitan of Ioannina Theoklitos	2,381
G. Athanasopoulos	101
I. Giannidis	400
N. Efthymiou	5,002
I. Panagopoulos	335
S. Pantzopoulos	7,950
A. Leopoulos	1,001
A. Tourkolias	1,994
P. Ekonomou	300
TOTAL	21,414

In 2005, Mr Efthymiou acquired 3,000 shares, which he still holds, while Mr Paschas acquired 150 shares, which he no longer owns.

3.16              Principal shareholders

The Bank’s share capital as at the date of the 2nd Repeat General Meeting of Shareholders of 3 February 2006 was divided into 336,599,045 common registered voting shares of a par value of €4.50 each. The Bank’s share ownership structure is set out in the following table:

SHAREHOLDER STRUCTURE OF NBG as at 03 FEBRUARY 2006

Shareholders	No. of shares	No. of voting rights	%
LEGAL ENTITIES AND INDIVIDUALS OVERSEAS	130,880,717	130,880,717	38.88%
PRIVATE DOMESTIC INVESTORS	80,163,672	80,163,672	23.82%
PENSION FUNDS & OTHER PUBLIC SECTOR	74,431,669	74,431,669	22.11%
OTHER DOMESTIC LEGAL ENTITIES	51,087,987	51,087,987	15.18%
OWN SHARES	35,000	35,000	0.01%
TOTAL	336,599,045	336,599,045	100%

No single shareholder held a number of NBG shares in excess of 3% of the Bank’s share capital.

In November 2004, the Bank’s share ownership structure changed significantly as a result of the sale, by the Greek state, of 7.5% of the Bank’s state-owned shares (directly and via the Public Company for Transferable Securities). The offering, launched on the basis of the open book procedure was taken up mostly by foreign institutional shareholders. Following the said transaction, the share of foreign institutional investors in NBG’s equity rose to 30% at the end of 2004, compared with 17.8% at the end of 2003 and 10.8% at the end of 2002.

Own shares

In October 2005, NBG and Ethniki Kefalaiou S.A. announced the successful completion of a sale of 9,169,970 shares (i.e. 2.7% of the Bank’s share capital) by private placements with domestic and foreign institutional investors via an accelerated open book procedure at the final selling price of €32.90 per share.

3.17              Transactions with affiliates

3.17.1              Intercompany transactions as at 31 December 2005

INTERCOMPANY TRANSACTIONS as at 31 DECEMBER 2005

Name	Due	Owed	Income	Expenses	Off-balance

National Securities	22 146	5 286	5 293	121	29 446
Ethniki Kefalaiou	2	283 052	189	1 486	27 622
Diethniki	16 735	1 722	22 128	351
National Management & Organisation	320	20 000	620	56 285
Ethniki Leasing	442 638	47 888	9 264	140
Ethniki Mutual Fund Management		2
Ethniki Venture Capital	10	1 981	129	28
NBG Balkan Fund Ltd.	8	223		4
NBG Greek Fund Ltd.		1 768		20
ETEBA Emerging Markets Fund Ltd.		109
ETEBA Estate Fund Ltd		109
ETEBA Venture Capital Management Ltd		17
NBG Bancassurance S.A.		1 595	50	35
Atlantic Bank of N.Y.	191 632	945	1 002	213
NBG Canada [1]	36 786	945
S.A.B.A.	3 411	878	193	99
NBG Cyprus Ltd	121 027	197 894	1 955	5 455	16 797
Stopanska Banka A.D.	15 118	182	58
United Bulgarian Bank (UBB)	2 950	338	12	80
NBG International Ltd	518	1 364	1 224	574
NBGI Inc. (NY)				29
NBG Finance plc	787	2 069 348		83 037
Interlease A.D. (Sofia)	65 488	563	3 247	1
ETEBA Romania S.A				255
I-Ven Innovative Ventures		3 198		18
NBG Funding Ltd		123
Banca Romaneasca S.A.	362 952	146	5 030	8
Ethniki Insurance	18 634	314 529	401	11 561
Astir Palace Vouliagmeni	33 867	3 480	1 395	44
Astir Alexandroupolis [2]	51	72	26
Grand Hotel Summer Palace A.E.	4 883	259	224
NBG Training Centre	599	337	195	151
Ethnodata		2 691	118	2 344
Kadmos		163
Dionysos		93
EKTENOPOL Construction Co.	2 270	3 861	518	51	490
Mortgage Tourist PROTYPOS		922		42
Hellenic Tourist Constructions		7		1
Ethnoplan		1 718		105
National Real Estate Development	3 656	6	98	5
Private Equity Funds	81 136
TOTAL	1 427 625	2 967 814	53 369	162 543	74 355

1 Sold in February 2006.

2 Sold in January 2006.

3.18              NBG financial data

3.18.1              NBG’s financial data for the years 2002-2004

Information regarding NBG’s financial data for the years 2003-2004 can be found in the Annual Report and the 20-F Report, available on the Bank’s website at www.nbg.gr/invest_accounting.html.

Information regarding NBG’s financial data for the year ended 31 December 2005 can be found in the Bank’s financial statements and the notes thereto drawn up according to IFRS, available on the Bank’s website at www.nbg.gr/invest_accounting.html.

3.18.2              Summary of differences between IFRS and Greek GAAP

A summary of the differences between IFRS and Greek GAAP can be viewed in the notes to the Bank’s financial statements under IFRS, available on the Bank’s website at www.nbg.gr/invest_accounting.html.

3.18.3              Annual financial statements under IFRS at 31 December 2005

The annual financial statements of the Bank and the Group under IFRS at 31 December 2005 can be viewed on the Bank’s website at www.nbg.gr/investor.asp?P_ID=657.

3.18.4              Credit ratings

The table below presents the credit ratings for the Bank, as determined by Moody’s Investors Services Limited, Standard and Poor’s Rating Services, Fitch Ratings Ltd and Capital Intelligence Ltd.:

International rating service	Long-term credit rating	Short-term credit rating	Financial position	Outlook	Certification date

Moody’s	A2	P-1	C	Steady	December 2005
Standard & Poor’s	BBB+	A-2	—	Positive	January 2005
Fitch	A-	F2	B/C	Steady	December 2005
Capital Intelligence	A	A1	A	Steady	December 2005

3.18.5              Capital adequacy

Information regarding the Bank’s capital adequacy can be obtained from its Annual and Quarterly Reports.

3.18.6              Dividend policy

Pursuant to Greek legislation, companies listed on the ATHEX are obliged to distribute dividends not lower than 35% of their net profits less company charges, statutory reserve and taxes, or 6% on the paid-up share capital less taxes, whichever amount is highest.

The following table sets out the total dividends and the dividends per share for the years 2003-2005:

(€ 000s)	2003	2004	2005
Total dividends (after tax)	165,782,752	198,070,920	339,234,412
Number of shares at year-end	255,058,085	331,575,511	339,234,412
Dividends per share (in €)	0.65	0.60	1.00

Pursuant to the resolution of the Bank’s AGM held on 17 May 2005, a €0.60 dividend per share was distributed for 2004, while pursuant to the resolution of the Bank’s AGM held on 18 May 2004, a €0.65 dividend per share was distributed for 2003. At the AGM scheduled for 2 May 2006, the distribution of a €1 dividend will be proposed for 2005. The dividend will be paid to shareholders within 2 months of the resolution of the AGM approving the annual financial statements. .

3.18.7              Litigation

In the course of its regular business activities, the Bank and the other companies of the Group may be involved in court or other cases. The Bank considers that should these pending cases go against the Bank they will not materially affect the financial situation of the Group as a whole.

3.19              Additional information

3.19.1              Share capital

Information regarding the development of the Bank’s share capital can be found in the Annual Bulletin available on the Bank’s website at www.nbg.gr.

3.19.2              Establishment and articles of association

Information regarding the establishment and articles of association of the Bank can be found on the Bank’s website at www.nbg.gr.

3.19.3              Regulatory framework

Information regarding the regulatory framework for the banking sector in Greece can be found in the Annual Bulletin and the 20-F Report available on the Bank’s website at www.nbg.gr.

3.20              Significant contractual agreements

The Bank does not depend on commercial or financial contracts which could have an adverse effect on its profitability. Furthermore, during the course of the past two years, neither the Bank nor any of the Group’s companies was a co-signatory to a significant contractual agreement, as per par. 22 of Appendix I of EC Regulation 809/2004.

3.21              Information regarding shareholdings

The Bank today has 56 direct and indirect shareholdings. None of these, however, comprises more than 10% of the Bank’s profits and assets.

4                      Information regarding the Absorbed Entity (National Real Estate)

4.1                     General information on the Group

The company was founded in 1908 (E.D. 7.6.1908, Gov. Gazette 243/11.10.1954) under the name General Warehouses of Greece S.A. under the provisions of law 3077/54. By resolution of its general meeting of shareholders held on 8 May 2000, the company’s name changed to National Real Estate Development and Warehouses S.A. (National Real Estate). The duration of the company was set to 2050.

The company is engaged either directly or indirectly in the establishment, construction and management of warehouses in Greece for general purposes according to Law 3077/54 as amended. It may also purchase shares and participate in other companies which construct, purchase or manage real estate.

The company’s BoD comprises 9 members. These members are appointed by the company’s general meeting of shareholders for a term of three years. The company’s BoD is as follows:

1.	Anthimos Thomopoulos	Chairman & CEO	Executive member
2.	Korina Dagkli	CEO	Executive member
3.	Anastasios Kallitsantsis	Member	Independent non-executive member
4.	Grigorios Prastakos	Member	Non- executive member
5.	Ioannis Pangeios	Member	Independent non-executive member
6.	Ioannis Kiriakopoulos	Member	Non-executive member
7.	Georgios Kotsoridis	Member	Non-executive member
8.	Georgios Konstantakopoulos	Member	Non-executive member
9.	Ioannis Dourdounis	Member	Non-executive member

The company has been listed on the ATHEX since 1925. Its share capital amounts to €98,172,000 and is divided into 98,172,000 shares of a par value of €1.00 each.

The companies included in NRE’s consolidated statements are set out below:

Consolidated companies

Name	%
Dionisos S.A.	99.90%
EKTENEPOL Construction Co.	100.00%
Hellenic Tourist constructions	77.76%
Protipos S.A	100.00%

NRE’s consolidated financial statements are included in NBG’s consolidated financial statements. NBG owns 79.60% of NRE.

All NRE group companies are fully consolidated.

The total number of staff for the parent company and the Group as at 30 June 2005 was 134 and 149 employees respectively.

The most recent audited and published financial statements were the interim financial statements of 30 June 2005, which were drawn up in line with IFRS and audited by the Certified Auditor Epameinondas Giouroukos (R.N. SOEL: 10351), of Deloitte, Kifissias Ave. 250-254, 15231 Chalandri. The said financial statements can be viewed at: http://www.ethnodata.gr/ethnak/pdf/EthnAkin_Prosart_300605.pdf.

The most recent unaudited and published financial statements were the interim consolidated financial statements of 30 September 2005, which were drawn up in line with IFRS and can be viewed at:  http://www.ethnodata.gr/ethnak/pdf/reporting_251105.pdf

INFORMATION REGARDING THE SHARES

4.2                     Description of the merger

4.2.1                     General information

The information contained herein concerns the merger by absorption of NRE by NBG, on the basis of conversion balance sheets dated 31 July 2005.

The 2nd Repeat General Meeting of Shareholders, which convened on 3 February 2006, considered the Board’s proposal for the merger and the report relating thereto, and approved the Draft Merger Agreement vis-à-vis the Merger via Absorption of National Real Estate by NBG. The said Meeting was attended by shareholders representing 36.24% of the total stock of the Absorbing entity, NBG, 99.98% of whom voted in favour of the merger.

The merger and legal actions required to carry it through were all approved by the Extraordinary General Meeting of Shareholders of the National Real Estate, which convened on 29 December 2005. The said Meeting was attended by shareholders representing 80.17% of the total stock of the company.

The merger is being carried out in line with the provisions of articles 69-77 of the Companies’ Act 2190/20 and the conditions and exemptions of articles 1-5 of Law 2166/93, article 16 of Law 2515/97, and the terms agreed upon in the Draft Merger Agreement signed on 13 October 2005, which takes the legal form of a notarial document (Agreement No. 47771/29.03.2006 drawn up by Athens Notary Public Maria N. Poulantza-Agrevi). The merger is carried out by combining the assets and liabilities of the two entities, as these appear in the conversion balance sheets dated 31 May 2005, while the assets of the Absorbed Entity are transferred as assets on the balance sheet of the Absorbing Entity.

A summary of the Draft Merger Agreement was published by NBG and NRE on 28 October 2005 in the daily press (daily newspaper EXPRESS), following the K2-13466/21.10.2005 Resolution of the Ministry of Development.

The merger by absorption of NRE by NBG was finalised by virtue of Development Ministry Resolution K2-4813/31.3.2006, and was entered in the Companies Register.

No objections were put forward by creditors of the merging entities during the period of the merger preparations, as per article 70, par. 2 of the Companies’ Act 2190/20.

All legal procedural requirements and formalities, announcements, publications and deadlines were observed, and the shareholders and creditors of the merging entities were promptly and duly informed of the merger procedure.

Trading of the shares of the Absorbing Entity will continue uninterrupted, since the share exchange ratio, which has been approved by the GMSs of both entities, is 1:1 for the shareholders of NBG. NBG shareholders will exchange one registered (voting) share of a par value of €4.80 each for one new share of a par value of €5.00. The share exchange ratio for shareholders of NRE is 15:2. NRE shareholders will exchange 15 registered (voting) shares of a par value of €1.00 each for two new shares of a par value of €5.00. The pre-existing holding of NBG (79.60%) in the share capital of NRE is deleted due to amalgamation of the two entities and NBG will not issue new shares corresponding to this participation level.

In order to establish that the Board’s proposed share exchange ratio for the merger is fair and reasonable, the Board of the Absorbing Entity assigned the task of determining the total price and comparative value of the Absorbed Entity to international auditors PriceWaterhouseCoopers S.A. Likewise, the Board of NRE assigned the same task to auditors KPMG Kyriakou S.A. The determination of the fair and reasonable share exchange ratio was carried out for NBG by certified public auditor-accountant George Samothrakis (Reg. No. 12161) of PriceWaterhouseCoopers SA, Kifisias 250-254, 15231 Chalandri. In the case of National Real

Estate the said task was carried out by Nikolaos Vouniseas (Reg. No. 18101) of KPMG Kyriakou SA, Stratigou Tombra 3, 15342 Agia Paraskevi.

PriceWaterhouseCoopers applied the following methods in its valuation procedure:

Valuation method	Company
Market capitalisation	NBG and NRE
Adjusted book value	NRE
Discounted future dividends	NBG
Capital market indices	NBG and NRE
Comparable transactions	NBG and NRE

The above methods established that the range of the value ratio of NBG to National Real Estate is 21.77-27.91 to 1, and the corresponding share exchange ratio of National Real Estate to NBG 6.35-8.14 to 1. The said valuation report can be viewed on NBG’s website at http://www.nbg.gr/pr_releases_group.asp.

Auditors KPMG Kyriakou S.A. applied the following valuation methods: a) adjusted book value, b) discounted dividends, c) comparable companies, d) comparable transactions, and e) market capitalization. The conclusion of the valuation was that the range of the value ratio of NRE to NBG is 22.16-27.48 to 1, and the corresponding share exchange ratio of National Real Estate to NBG 6.46-8.01 to 1. The report can be viewed on National Real Estate’s website at http://www.ethnodata.gr/ethnak/pdf/anak_Fairness%20Opinion.pdf.

The said auditors concluded that the Board’s proposed share exchange ratio for the merging entities of 15 to 2, which implies a value ratio of 25.71 to 1 lies within the range emerging from the valuations carried out and is thus fair and reasonable.

The merger in question is an intra-Group transformation and is therefore not subject to change in control in the sense of Law 703/1977 on corporate concentration and as a result does not require approval from the Competition Commission.

The said merger was finalized by virtue of Development Ministry decision K2-4813/31.3.2006. As of the date on which approval of the merger is entered in the Companies’ Register (Ref. No. K2-4813/31.3.2006), pursuant to article 75 par. 1 of the Companies Act 2190/1920, as amended, NBG will duly credit the share accounts of NBG’s and NRE’s shareholders with the new shares arising from the increase in share capital resulting from the absorption of the assets of NRE. As of 3 April 2006, NRE shares are deleted from the Companies’ Register and cease trading.

The total number of new shares arising from the merger will be freely negotiable.

It has been agreed that the new shares to be credited to the shareholders of the Absorbed Entity will be entitled to a dividend from the profits of the Absorbing Entity for 2005 and thereafter.

The table below sets forth the share capital of the Absorbing and the Absorbed Entities prior to the merger, as well as of the “new” post-merger entity:

(amounts in €)	Share capital	No. of shares	Par value
NBG: pre-merger share capital	1,615,675,416	336,599,045	4.80
Change:
Increase on augmentation of NRE’s share capital	98,172,000	98,172,000	1.00
Less: Deletion of NBG’s shareholding in NRE	78,144,245	78,144,245	1.00
Plus: Capitalisation of share premium reserve and increase in par value	20,643,889
NBG share capital post-merger	1,696,347,060	339,269,412	5.00

The table below sets forth the total number of shares of the merged entities prior to the merger, the share exchange ratio of the merging entities, and their respective shareholding in the “new” entity arising from the merger.

Shareholders	Shares pre- merger		Exchange ratio	Shares post- merger		Shareholding post-merger
NBG	336,599,045		1:1	336,599,045		99.21%
NRE	98,172,000	[1]	15:2	2,670,367	[1]	0.79%
TOTAL	470,225,911			339,269,412		100%

1 Of the total of 98,172,000 NRE shares pre-merger, 78,144,245, i.e. those held by NBG, will be cancelled (deleted) due to amalgamation. As a result, following the said cancellation, NRE shareholders will receive 2,670,367 new shares of the Absorbing Entity, each of a value of €5.00.

All shareholders of the two merging entities will be shareholders in the “new” post-merger NBG. The precise number of shares that they will acquire will be determined by the relative values of the two entities and the share exchange ratio arising therefrom, as proposed by the Boards of NBG and NRE and deemed fair and reasonable by PriceWaterhouseCoopers and KPMG Kyriakou S.A., as per the valuation reports and as approved by the General Meetings of the shareholders of the two companies who decided to merge.

In the tables below are set forth the equity structure of the merging entities prior to the merger.

Equity Structure of NBG as at 3 February 2006 (pre-merger)

Shareholders	No. of shares	No. of voting rights	%
LEGAL ENTITIES & INDIVIDUALS OVERSEAS	130 880 717	130 880 717	38.88%
DOMESTIC PRIVATE INVESTORS	80 163 672	80 163 672	23.82%
PENSION FUNDS & OTHER PUBLIC SECTOR	74 431 669	74 431 669	22.11%
OTHER DOMESTIC LEGAL ENTITIES	51 087 987	51 087 987	15.18%
NBG OWN STOCK	35 000	35 000	0.01%
TOTAL	336,595,045	336,595,045	100%

As far as the Bank is aware, there is no single shareholder, with the exception of those referred to in the table above, who owns more than 3% of its share capital.

It should be noted that there is no reason to apply articles 7 and 8 of P.D. 51/92 vis-à-vis the share capital of NBG prior to the merger.

Equity structure of NRE as at 29 December 2005 (pre-merger)

Shareholders	No. of shares	No. of voting rights	%
National Bank of Greece	78,144,245	78,144,245	79.60%
National Real Estate	4,903,700	4,903,700	5.00%
NRE Employees’ Union	668,630	668,630	0.68%
Proton Investment Bank	462,920	462,920	0.47%
Investment Bank of Greece	387,129	387,129	0.39%
Other	13,605,376	13,605,376	13.86%
TOTAL	98,172,000	98,172,000	100%

As far as NRE is aware, there is no single shareholder, with the exception of those included in the table above, who owns more than 3% of its share capital.

It should be noted that there is no reason to apply articles 7 and 8 of P.D. 51/92 vis-à-vis the share capital of NRE prior to the merger.

According to the shareholder registers of the merging entities as at 29 December 2005 and 3 February 2006 and the approved share exchange ratio, the equity structure of the “new” NBG following the merger will be as follows:

Equity structure of NBG post-merger, as per the shareholder register at 3 February 2006

Shareholders	No. of shareholders	No. of voting rights	%
LEGAL ENTITIES & INDIVIDUALS OVERSEAS	130 880 717	130 880 717	38.58%
DOMESTIC PRIVATE INVESTORS	80 163 672	80 163 672	23.63%
PENSION FUNDS & OTHER PUBLIC SECTOR	74 431 669	74 431 669	21.94%
OTHER DOMESTIC LEGAL ENTITIES	51 944 304	51 944 304	15.31%
NBG OWN STOCK	35 000	35 000	0.01%
Other	1 814 050	1 814 050	0.53%
TOTAL	339,269,412	339,269,412	100.00%

All of the post-merger shares will be freely negotiable.

4.2.2                     Conversion Balance Sheet – Book Value Report

The conversion balance sheet of the Absorbed Entity, which constituted the basis for the merger, is the balance sheet as at 31 July 2005.

In establishing the book value of the Absorbed Entity’s assets as at 31 July 2005, a report was drawn up by auditor-accountant Mr Nikolaos Vouniseas (Reg. No. 18101) of KPMG Kyriakou S.A., Stratigou Tombra 3, 15342 Agia Paraskevi.

4.2.3                     Terms of the merger

The various terms of the merger are included in the Draft Merger Agreement of 13 October 2005, a summary of which can be viewed on NBG’s website at http://www.nbg.gr/pr_releases_group.asp.

4.2.4                     Valuation method report – Determination of the exchange ratio – Opinion vis-à-vis the fair and reasonable share exchange ratio

In order to establish that the Board’s proposed share exchange ratio for the merger is fair and reasonable, the Board of the Absorbing Entity assigned the task of determining the total price and comparative value of the Absorbed Entity to international auditors PriceWaterhouseCoopers S.A. Likewise, the Board of National Real Estate assigned the said task to auditors KPMG Kyriakou S.A. The determination of the fair and reasonable share exchange ratio was carried out for NBG by certified public auditor-accountant Kyriakos Riris (Reg. No. 12111) of PriceWaterhouseCoopers, Kifisias 250-254, 15231 Chalandri. In the case of NRE, the said task was carried out by Nikolaos Vouniseas (Reg. No. 18101) of KPMG Kyriakou S.A., Stratigou Tombra 3, 15342 Agia Paraskevi. It should be noted that the said auditors were independent of the two merging entities over the five-year period preceding the merger. Furthermore, the said auditors make no mention of problems or difficulties arising during the valuation of the merging entities or regarding the determination of the share exchange ratio.

In the context of their independent valuation procedure, auditors PriceWaterhouseCoopers S.A. applied internationally accepted valuation methods, which established the following valuation ranges for the two entities:

	Value ratio range	Share exchange ratio range
Valuation methods	NBG to NRE	NRE shares to 1 NBG share
Market capitalisation	23.68 – 28.19:1	6.91 – 8.22:1
Discounted future dividends of NBG to adjusted book value of NRE	19.97 – 26.78:1	5.83 – 7.81:1
Comparable transactions	19.14 – 29,78:1	5.58 – 8.69:1
Capital market indices	19.77 – 32.19:1	5.77 – 9.39:1

Having balanced the valuation of each entity against the appropriateness of each method, and moreover placing emphasis on the Discounted future dividends and Market capitalization methods vis-à-vis the Absorbing Entity, and the Adjusted book value and Market capitalization methods vis-à-vis the Absorbed Entity, the range of the value ratio between NBG and NRE and, accordingly, the range of the share exchange ratio of NRE shares to NBG shares were as follows:

27.77 – 27.91 to (:) 1 (NBG to NRE)

6.35 – 8.14 to (:) 1 (NRE shares to 1 NBG share)

On the basis of the above, PriceWaterhouseCoopers S.A. considers that the merging companies’ Boards’ proposed value ratio range of NBG to NRE at 25.7 to 1 and, accordingly, a share exchange ratio of NBG to NRE at 15 to 2, fall respectively within the ranges arising from the valuations of the two companies. Consequently, the said proposed ratios are fair and reasonable, as per the provisions of article 16 par. 5 of the Companies’ Act 2190/20, and the relevant provisions of ATHEX regulations.

Likewise, auditors KPMG Kyriakou S.A. applied internationally accepted valuation methods, which established the following valuation ranges for the two entities:

	Value ratio range	Share exchange ratio range
Valuation methods	NBG to 1 NRE share	NRE shares to 1 NBG share
Adjusted book value	21.25 – 26.58	6.20 – 7.75
Discounted dividends	22.59 – 27.93	6.59 – 8.15
Comparable companies	20.39 – 32.71	5.95 – 9.54
Comparable transactions	17.86 – 26.79	5.21 – 7.81
Market capitalisation	23.08 – 26.77:1	6.73 – 7.81

Given these values, the Boards’ proposed share exchange ratio of 15 to 2, which implies a value ratio of 25.71 to 1, is fair and reasonable for the shareholders of NRE, since it falls within the value ratio range arising from the said valuation.

4.2.5                     Reasons for the merger

The reasons underlying NBG’s and NRE’s boards’ decision to merge the two entities are set out in the Report drawn up by the Board of NBG, as per article 69 par. 4 of the Companies’ Act 2190/20, and submitted to the GMS, which approved the merger.

According to the Board’s report, the benefits arising from the merger are as follows:

•                  The merger of the two entities represents a further step in the Group’s efforts to enhance its overall structure and adapt to the developing conditions and requirements of the international and domestic markets.

•                  Benefits will arise from the integrated and more efficient management of the aggregate equity portfolio within the context of a uniform risk and investment management strategy.

•                  The cost of observing auditing and operational obligations for a public limited company is reduced, given the streamlining of the boards of directors, investment committees, General Meetings, publication of financial statements, advertising and promotion expenses, and fees for external and internal auditors. Also, NBG’s activities in the spheres of fund management will be strengthened via the consolidation of NRE’s portfolio with that of the Bank.

•                  The Bank’s activities in the sphere of real estate management will be strengthened thanks to the consolidation of the real estate portfolio of the two entities.

•                  With the exchange of their shares for those of the Absorbing Entity, the shareholders of the Absorbed Entity will benefit from the dispersion, the high marketability, and the anticipated returns of the Absorbing Entity’s share.

4.3                     Cessation of trading of the NRE share

The Ministry Decision approving the merger was entered in the Companies’ Register on 30 March 2006. As of 3 April 2006, i.e. the day following the entry of the merger approval in the Companies Register and the deletion of NRE from the same Register, NRE shares ceased to be traded on the Athens Stock Exchange.

The new shares to be issued as a result of the merger will be entitled to a dividend from the profits for 2005 and thereafter.

4.3.1                     Anticipated merger schedule

The merger procedure is anticipated to unfold in line with the following schedule:

DATE	EVENT
29.12.2005	Extraordinary GMS of NRE, which approved the merger
03.02.2006	2nd Repeat GMS of NBG, which approved the merger
30.03.2006	Entry of the merger approval in the Companies’ Register
03.04.2006	Cessation of trading of NRE shares
05.04.2006	Likely date of commencement of trading of the “new” NBG shares

It should be noted that the above schedule depends on a number of unpredictable factors, and may have to be altered as events unfold. In any case, investors will be notified via ATHEX announcements and the Press of any changes that may occur.

4.3.2                     Issue costs

The cost of the share issue (capital concentration tax, rights on the Central Securities Depository, Capital Market Commission charges, press announcements) will be in the region of €152K.

4.4                     Adjustment of share price

It should be noted that when a merger takes place provision is made for adjusting the share price of the Absorbing Entity on the day on which the new shares resulting from the merger commence trading, as per the provisions of ATHEX Board Decision 35/24.11.2005, and Capital Market Commission Decision 18/291/22.01.2004, as amended by Capital Market Commission Decisions 2/319/09.12.2004 and 8/336/21.04.2005.

4.5                     Shareholders’ rights

Each NBG share embodies all the rights and obligations determined by law and the Bank’s Articles of Association. The latter does not include provisions any more restrictive than those of the former. A person who is registered as an NBG shareholder with Central Securities Depository S.A. pursuant to Article 43 of Law 2396/96 is ipso jure deemed to accept the Bank’s Articles of Association and duly adopted resolutions of General Meetings of Shareholders.

The Bank’s Articles of Association include no special rights in favour of any specific shareholders.

All shares issued by the Bank to this day are listed on the High Capitalization Market of the ATHEX and are freely traded.

Each shareholder’s liability is limited to the nominal value of the shares owned by him/her, and participates in the Bank’s management and profits proportionally and in accordance with the provisions of the law and the Bank’s Articles of Association. The rights and obligations issuing from each share follow it in any universal or special successor of the shareholder. Beyond liability for the nominal value of the shares held, shareholders have no other liability whatsoever. In the event of dissolution, shareholders participate in the management and the distribution of profit and assets in proportion to the number of shares owned by them and in accordance with the provisions of the law and the Bank’s Articles of Association.

Shareholders exercise their rights vis-à-vis the Bank’s Management only via the Bank’s General Meetings.

The shareholders have pre-emptive rights to every NBG share capital increase in proportion to the number of shares held by them in the existing share capital of the Bank, pursuant to Article 13 section 5 of Companies Act 2190/1920.

Under no circumstances may shareholders’ borrowers or universal or special successors cause any NBG asset or book to be attached or sealed or apply for asset distribution or dissolution or be involved in the management or administration of the Bank in any manner whatsoever.

For the purposes of the shareholder-Bank relationship, irrespective of actual residence or stay each shareholder is deemed to have as residence the Bank’s registered office and is subject to Greek law. Any dispute between the Bank and its shareholders or third parties is subject to the exclusive jurisdiction of Greek courts, and any action against the Bank may be brought only before the courts of its registered office jurisdiction.

Each share is indivisible and entitled to one vote at the General Meeting. To be entitled to vote, co-owners of common shares should indicate by letter a joint proxy to represent them at the General Meeting, and until a joint proxy is appointed the exercise of their rights is suspended.

Each shareholder is entitled to participate in the Shareholders’ General Meeting in person or by proxy. The procedure required for shareholders to deposit their shares in order to participate in the General Meeting is subject to the provisions of the Central Securities’ Depository S.A.’s

Dematerialized Securities System Operation ad Settlement Regulation, as same is in force from time to time. Shareholders who have failed to comply with the above requirements participate in the General Meeting subject to the General Meeting’s approval.

Shareholders representing 5% of the Bank’s paid up share capital are entitled to:

•  Apply to the First Instance Court of the Bank’s registered office jurisdiction for the appointment of one or more auditors to audit the Bank’s accounts pursuant to Articles 40 and 40e of Companies’ Act 2190/20 and

• Request convocation of an Extraordinary General Meeting of Shareholders. The Board of Directors is required to convene such a Meeting within thirty days of the sharehoders’ application to the Chairman of the Bank’s Board of Directors to that effect. Shareholders requesting convocation of an Extraordinary Meeting of Shareholders should include in their application the issues on which the General Meeting is called upon to decide.

•  Request that decision making by the Ordinary or Extraordinary General Meeting be postponed, once only, and that a new General Meeting be determined within thirty days from the date of the General Meeting at which decision-making postponement was requested.

• Request the Board of Directors, five days before the Ordinary General Meeting (a) to announce to the General Meeting the amounts paid to the members of the Bank’s Board of Directors or management officers over the last two years (b) to provide the General Meeting with specific information on the Bank’s affairs that is deemed useful for an opinion to be formed on items of the agenda.

Each shareholder is entitled to apply, ten days before the Ordinary General Meeting, for the Bank’s annual financial statements and the relevant Board of Directors’ and Auditors’ reports (as per Article 27 section 1 of Companies’ Act 2190/20.

Entitled to dividend is each shareholder of record as at the date of the Bank’s annual financial statements’ approval by the Ordinary General Meeting of Shareholders, or at any such other time as may be designated by the Bank.

The dividend to which each share is entitled is paid to the Bank’s shareholders within two months from the date of the Ordinary General Meeting of Shareholders that approved the Bank’s annual financial statements. The method and place of such payment is announced through the press.

Dividends that are not claimed for a period of five years are time-barred in favour of the state. There are no restrictions as to the free transfer of securities, and no binding acquisition offers and/or mandatory assignment and mandatory purchase of the Bank’s shares apply.

No public offer for the acquisition of the Bank’s share capital has been made by any third party over the last and the current year.

There exist no option rights to any NBG Group member’s capital, nor any conditional or unconditional agreement stipulating that such capital shall be subject to option rights.

4.6                     Taxation of Dividends

Pursuant to applicable law, Banks are subject to 35% tax for 2003 and 32% for 2005 and 2006 over their taxable profit before any distribution.

Accordingly, the dividends distributed result from profit already taxed at the Bank and the shareholder is not liable for any tax on the dividend amount collected.

The dividend income payment date is deemed to be the date of approval of the Bank’s Balance Sheet by the Bank’s General Meeting of Shareholders.

It is noted that by law, the portion of subsidiaries’ annual profits distributed as dividends that corresponds to the parent company is paid in the next year, unless there is an interim dividend distribution. Accordingly, the said dividend portion is included in the the parent company’s profits of next year. Dividends from the parent company’s profits resulting partly from profits distributed by the companies in which it participates are paid, if distributed, in the year following the year when they are received.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

Date : 3rd April, 2006

Deputy Chief Executive Officer